International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2014

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

SEPTEMBER 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	INTRODUCTION	3

II.	SUMMARY OF ALLOCABLE INCOME AND INCOME ALLOCATION	4

III.	BALANCE SHEET ANALYSIS	5

IV.	FINANCIAL RISK MANAGEMENT	7

V.	SUMMARY OF FAIR VALUE RESULTS	10

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the three months ended		As of and for the full year
	September 30, 2014	September 30, 2013	June 30, 2014
Lending Activities (See Section III)

Commitments[a]	$9,916	$1,538	$18,604
Gross disbursements[b]	5,439	5,846	18,761
Net disbursements[b]	3,332	3,564	8,948

Reported Basis

Income Statement (See Section II)

Board of Governors-approved transfers	$—	$—	$(676)
Net (loss) income	(417)	80	(978)

Balance Sheet (See Section III)

Total assets	$353,328	$339,308	$358,883
Net investment portfolio	40,925	38,764	42,708
Net loans outstanding	152,458	146,241	151,978
Borrowing portfolio[c]	157,152	144,906	152,643

Key Management Indicators

Allocable Income (See Section II)	$556	$663	$769

Usable Equity[d] (See Section IV)	$39,915	$40,134	$40,467

Equity-to-loans Ratio[e] (See Sections IV)	25.3%	26.2%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Net of borrowing derivatives.
d.	Excluding amounts associated with unrealized gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	Ratio is computed using usable equity and excludes the respective periods’ income.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

I.	Introduction

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2014 (FY14). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the three months ended, September 30, 2014 and 2013, as well as for the fiscal year ended June 30, 2014. Certain reclassifications of prior year’s information have been made to conform with the current year’s presentation. (For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements.)

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world. The World Bank Group’s1 (WBG), two main goals are to end extreme poverty and promote shared prosperity. To meet these goals, IBRD provides loans, guarantees, and technical assistance (including through reimbursable advisory services) for economic reform projects and programs. In addition, IBRD provides or facilitates financing through trust fund partnerships with bilateral and multilateral donors. IBRD’s ability to intermediate the funds it raises in international capital markets to its developing member countries is important in helping it achieve its development goals. IBRD’s financial goal is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities.

IBRD derives its financial strength from its capital base, through the support of its shareholders as well as, its financial and risk management policies and practices. Shareholder support takes the form of capital subscriptions from members and their strong record in servicing their debt to IBRD. IBRD’s sound financial policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks – including credit and market risks.

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.” All instruments in the investment and borrowing portfolios and all other derivatives, are carried at fair value, with changes in fair value reported in the income statement. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the financial statements to derive allocable income and analyze fair value results.

Fair Value

IBRD makes extensive use of financial instruments, including derivatives, in its operations. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to monitor the results of the Equity Management Framework (EMF), where IBRD mainly uses derivatives to stabilize its allocable income; and to manage certain market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

Management uses allocable income as a basis for making distributions out of net income. All unrealized mark-to-market gains and losses, with the exception of those relating to the investment portfolio, are excluded from reported net income to arrive at allocable income. Allocable income also reflects adjustments to exclude items such as pension and Board of Governors-approved transfers from reported net income (Table 1).

[1]	The other institutions of the World Bank Group are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    3

II.	Summary of Allocable Income and Income Allocation

Reported Net Income

For the first three months ended September 30, 2014 (FY15), IBRD had a net loss of $417 million, versus net income of $80 million during the same period in FY14. The major variance between the periods related to unrealized losses incurred on the non-trading portfolios.

Table 1: Condensed Statement of Net and Allocable Income

In millions of U.S. dollars
For the three months ended September 30,	2014	2013	Variance
Interest Revenue, net of Funding Costs
Interest margin	$213	$214	$(1)
Equity contribution[a]	674	679	(5)
Investments	14	37	(23)

Net Interest Revenue	$901	$930	$(29)

Provision for losses on loans and other exposures – (charge)/release	(40)	17	(57)
Other income, net	3	18	(15)
Net non-interest expenses[b]	(322)	(321)	(1)
Unrealized losses on non-trading portfolios, net[c]	(959)	(564)	(395)

Net (Loss) Income	$(417)	$80	$(497)

Adjustments to Reconcile Net (Loss)/Income to Allocable Income:
Pension and other adjustments	14	19	(5)
Unrealized losses on non-trading portfolios, net[c]	959	564	395

Allocable Income	$556	$663	$(107)

a.	Equity contribution consists of interest cost saved by deploying equity instead of debt to fund loans; revenue generated by the equity management framework; and realized gains/losses on the borrowing portfolio.
b.	Primarily comprised of administrative expenses and reimbursable income.
c.	See Table 11.

Allocable Income/Income Allocation

The primary drivers of IBRD’s allocable income are interest earned on the loan and investment portfolios (net of funding costs), revenue generated from IBRD’s equity, net non-interest expenses, and changes in the provision for losses on loans and other exposures2 (Table 1 summarizes IBRD’s net income and provides a reconciliation to allocable income).

Allocable income was $556 million for the first three months of FY15, 16% lower than the same period in FY14. The major variances between the periods are explained below:

Provision for losses on loans and other exposures:

For the first three months of FY15, there was a charge of $40 million primarily reflecting an increase in net loan disbursements during the period. This is in contrast to a release of $17 million in the same period in FY14, reflecting the impact of loans to Iran being restored to accrual status.

Investment income, net of funding costs:

The $23 million decrease in investment income, net of funding costs, was primarily due to IBRD experiencing larger unrealized mark-to-market losses from the widening of credit spreads during the first three months of FY15 as compared to the same period in FY14.

Figure 1: Net Interest Revenue for the first three months of FY In billion of U.S. dollars

Allocable income for FY14 was $769 million. Of this amount, on August 7, 2014, the Executive Directors, recommended to IBRD’s Board of Governors the transfer of $635 million to the IDA and $134 million to Surplus.

[2]	Other exposures include loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

These transfers were approved by IBRD’s Board of Governors on October 10, 2014, and the transfer to IDA was made on October 14, 2014. In addition, IBRD’s Board of Governors approved a transfer of $15 million to the Global Infrastructure Facility from Surplus, by way of grant.

III.	Balance Sheet Analysis

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	September 30, 2014	June 30, 2014	Variance
Investments and due from banks	$44,916	$49,183	$(4,267)
Net loans outstanding	152,458	151,978	480
Receivable from derivatives	146,931	154,070	(7,139)
Other assets	9,023	3,652	5,371

Total Assets	$353,328	$358,883	$(5,555)

Borrowings	162,671	$161,026	1,645
Payable for derivatives	142,393	146,885	(4,492)
Other liabilities	10,107	11,987	(1,880)
Equity	38,157	38,985	(828)

Total Liabilities and Equity	$353,328	$358,883	$(5,555)

Lending Highlights

IBRD’s principal assets are its loans to member countries.

For the first three months of FY15, loan commitments totaled $9.9 billion, $8.4 billion above the same period in FY14 (Table 3). Commitments during the period were exceptionally high due to a strong pipeline developed in the second half of FY14. This was attributed to the increase in the Single Borrower Limit (SBL), and the end of the transition period on September 30, 2014, for approving loans under the pricing terms that were in effect through June 30, 2014 (see the June 30, 2014, MD&A for a detailed discussion on the new pricing terms and the new measures implemented during FY14).

Gross disbursements during the first three months of FY15 were $5.4 billion, relatively unchanged compared to the same period in FY14 (Table 4).

Figure 2: Commitments and Gross Disbursements Trend In billions of U.S. dollars	Figure 3: Net Loans Outstanding In billions of U.S. dollars

As of September 30, 2014, IBRD’s net loans outstanding were $152 billion, an increase of $0.5 billion from June 30, 2014. The increase was mainly due to $3.3 billion in net loan disbursements made in the first three months of FY15, partially offset by currency translation losses of $2.8 billion, consistent with the 7.7% depreciation of the euro against the U.S. dollar.

Table 3: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
For the three months ended	September 30, 2014	% of total	September 30, 2013	% of total
Africa	$559	6%	$7		*%
East Asia and Pacific	3,017	30	325	21
Europe and Central Asia	3,836	39	145	10
Latin America and the Caribbean	715	7	905	59
Middle East and North Africa	1,789	18	156	10
South Asia	—	—	—	—

Total	$9,916	100%	$1,538	100%

*	Indicates percentage less than 0.5%.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    5

Table 4: Gross Disbursements by Region - For the Fiscal Year-To-Date

In millions of U.S. dollars
For the three months ended	September 30, 2014	% of total	September 30, 2013	% of total
Africa	$57	1%	$29		*%
East Asia and Pacific	683	13	770	13
Europe and Central Asia	2,416	44	2,929	50
Latin America and the Caribbean	1,319	24	1,687	29
Middle East and North Africa	837	16	276	5
South Asia	127	2	155	3

Total	$5,439	100%	$5,846	100%

*	Indicates percentage less than 0.5%.

Investment Highlights

As of September 30, 2014, IBRD’s net investment portfolio totaled $40.9 billion, of which $39.8 billion represents the liquid asset portfolio (see Note C: Investments in the Notes to the Condensed Quarterly Financial Statements). The liquid asset portfolio was lower by $1.8 billion than on June 30, 2014, reflecting the impact of loan disbursements made during the first three months of FY15.

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows, as reflected in the prudential minimum liquidity level, to meet all IBRD’s financial commitments. The prudential minimum liquidity level has been set at $26 billion for FY15, and the liquid asset portfolio was at 153% as of September 30, 2014, slightly above the targeted range of 100%-150%.

Figure 4: Liquidity Asset Portfolio In billions of U.S. dollars

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $23.8 billion (or 60% of total volume) maturing within six months, of which $16.0 billion is expected to mature within one month.

Borrowing Highlights

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first three months of FY15, IBRD raised medium and long-term debt of $19.8 billion in 16 currencies.

As of September 30, 2014, the borrowing portfolio totaled $157.2 billion, an increase of $4.5 billion from June 30, 2014 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $6.2 billion to support the increase in loan disbursements. Of the new issuances, $5.7 billion remained unsettled as of September 30, 2014 and a receivable for the proceeds was recorded under Other Assets on the Condensed Balance Sheet. This was partly offset by currency translation gains of $2.2 billion, consistent with the depreciation of the euro against the U.S. dollar.

Figure 5: Borrowing Portfolio In billions of U.S. dollars

Capital Highlights

As a result of the General and Selective Capital Increase resolutions in fiscal year ended June 30, 2011, subscribed capital is expected to increase by $87 billion over a five-year period, of which $5.1 billion will be paid-in. As of September 30, 2014, $46.1 billion was subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $2.7 billion, of which $209 million was received during the first three months of FY15.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

IV.	Financial Risk Management

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. IBRD’s Executive Directors monitor IBRD’s capital adequacy within a strategic capital adequacy framework and use the equity-to-loans ratio as a key indicator of capital adequacy.

IBRD’s equity-to-loans ratio decreased to 25.3% at September 30, 2014 from 25.7% on June 30, 2014, and was above the minimum ratio of 20% (Table 5). The decrease in the ratio during the quarter was mainly driven by the $3.3 billion in net loan disbursements. Since IBRD minimizes the exchange rate sensitivity of its balance sheet, the depreciation of the euro against the U.S. Dollar in the first three months of FY15 has not had an impact on the equity-to-loans ratio.

Figure 6: Equity-to-Loans Ratio (%)

Table 5: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages
As of	September 30, 2014	June 30, 2014	Variance
Equity-to-loans ratio	25.3%	25.7%	(0.4)%
Usable equity	$39,915	$40,467	$(552)
Net loans outstanding and other exposures	$157,733	$157,272	$461

Management of Credit and Market Risks

Interest rate risk is the most significant risk faced by IBRD among the various types of market risks. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits. These limits take into account creditworthiness and performance of borrowers.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, by applying an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of DDOs, and other eligible exposures that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the SBL. The effective SBL on September 30, 2014 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries, lower than the EAL of $26 billion, as calculated on September 30, 2014.	Figure 7: Country Exposures as of September 30, 2014 In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    7

The eight countries with the highest exposures accounted for about 60% of IBRD’s total exposure. As of September 30, 2014, all exposures for these individual borrowers were below the SBL (Figure 7). IBRD’s largest exposure to a single borrowing country as of September 30, 2014 was Mexico at $15.1 billion. In FY14, a surcharge of 50 basis points was introduced on balances above $17.5 billion for India and $16.5 billion for the other four SBL borrowing countries. As of September 30, 2014, no surcharge was applicable to any of the five countries.

Accumulated Provision on Loans and Other Exposure

As of September 30, 2014, only 0.3% of IBRD’s loans were in nonaccrual status and all were related to Zimbabwe. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.06% of the total loan portfolio (see Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions (Table 6). The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

IBRD’s overall commercial credit exposure decreased during the first three months of FY15, in line with the lower liquidity levels. The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 80% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $42 billion as of September 30, 2014.

Table 6: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of September 30, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$7,311	$7,988	$—	$15,299	36%
AA	8,565	9,683	359	18,607	44
A	1,502	6,517	229	8,248	20
BBB	136	2	1	139		*
BB or lower	—	82	—	82		*

Total	$17,514	$24,272	$589	$42,375	100%

	As of June 30, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$8,323	$8,191	$—	$16,514	37%
AA	5,108	12,360	509	17,977	40
A	1,055	8,627	163	9,845	22
BBB	408	2	—	410	1
BB or lower	—	97	—	97	*

Total	$14,894	$29,277	$672	$44,843	100%

*	Indicates percentage less than 0.5%.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

•	Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of September 30, 2014, the notional amounts and net fair value exposures under these agreements were $10.3 billion and $1.1 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•	Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of September 30, 2014, the notional amount under this agreement was $11.8 billion and IBRD has no net fair value exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of September 30, 2014, IDA had not posted any collateral with IBRD.

•	Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of September 30, 2014, the notional amounts and net fair value exposures under this agreement were $6.5 billion and $1.1 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2014, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit Valuation Adjustment (CVA)

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty credit risks from IFFIm and IDA in connection with derivative-intermediation activities. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is a function of exposure, which is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The CVA on IBRD’s balance sheet was $29 million as of September 30, 2014, and $34 million as of June 30, 2014.

Interest Rate Risk

Equity Management Framework

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. This strategy helps manage IBRD’s interest margin on the proportion of loans funded by debt, against interest rate volatility. The interest revenue on the remaining proportion of loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s income from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s invested equity within a range of zero to five years based on market and macroeconomic conditions. During the three months ended September 30, 2014, certain long dated derivatives were liquidated resulting in a decline in the duration of IBRD’s equity to approximately 2 years compared with approximately 3 years as of June 30, 2014.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    9

V.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity (in its loan and borrowing portfolios), Management does not use fair value to reach decisions on income allocation. Rather, fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

IBRD uses derivatives in its loan and borrowing portfolios to arrive at LIBOR-based floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small unrealized gains/losses in income (Figure 8).

The following tables and figure reflects the sensitivity of IBRD’s fair value income to interest rates, with Table 7 also showing the sensitivity to credit. As shown in Table 7, on a fair value basis, if interest rates increase by one basis point, IBRD would experience a net unrealized loss of approximately $10 million on its non-trading portfolios as of September 30, 2014.

Table 7: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
For the three months ended September 30, 2014	Interest Rate Effect on Fair Value Income[a]			Credit Effect on Fair Value Income[b]
	Potential Effect	Sensitivity[c]		Potential Effect	Sensitivity[c]
Investment portfolio	Small	$	*	Small	$3
Borrowing portfolio	Small		5	Large	46
Loan portfolio	Small		(7)	Large	(42)
EMF portfolio	Small		(8)	Small		*

			$(10)		$7

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 8 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized gains of $46 million on the bonds. These would be significantly offset by the $41 million of net unrealized losses on the related swaps, resulting in net unrealized gains of $5 million for the portfolio.

Figure 8: Sensitivity to Interest Rates as of September 30, 2014

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF Portfolio	Investment Portfolio

10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

For the first three months of FY15, IBRD experienced net unrealized losses on a fair value basis of $1,532 million on its non-trading portfolios. See Table 8 below for details.

Table 8: Summary of Unrealized Gains/(Losses) on Non-Trading Portfoliosa

In millions of U.S. dollars
For the three months ended September 30,	2014	2013
Borrowing portfolio	$(243)	$169
Loan portfolio	(566)	(126)
EMF portfolio	(723)	(870)

	$(1,532)	$(827)

a.	See Table 11 for reconciliation to the fair value comprehensive basis net income.

Effect of Interest Rates

During the three months ended September 30, 2014, IBRD terminated certain derivatives in the EMF portfolio and realized net gains of $581 million. The reclassification of these net gains to equity contribution on the statement of income (Table 1) resulted in net unrealized losses of $723 million. Excluding these net realized gains, there were net unrealized losses of $142 million, primarily due to the increase in interest rates during the period. As a result of the termination of the trades, the dollar change in fair value of the EMF portfolio corresponding to a one- basis-point upward shift in interest rates decreased from $11 million at June 30, 2014, to $8 million at September 30, 2014 (Figure 8).

Effect of Credit

The net unrealized losses on the borrowing and loan portfolios mainly reflect changes in credit. For the first three months of FY15, IBRD experienced $243 million of unrealized losses on the borrowing portfolio, of which $153 million was due to the tightening of its credit spreads. In addition, IBRD experienced $566 million of unrealized losses on the loan portfolio, of which $505 million was due to the net widening of CDS spreads for several of its borrowing member countries during the same period (see the June 30, 2014, MD&A for a detailed discussion on how the credit risk of each portfolio is managed).

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 9 and 10 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 9: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of September 30, 2014			As of June 30, 2014
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,683		$3,683	$3,701		$3,701
Investments	41,233		41,233	45,482		45,482
Net loans outstanding	152,458	$(2,602)	149,856	151,978	$(2,021)	149,957
Receivable from derivatives	146,931		146,931	154,070		154,070
Other assets	9,023		9,023	3,652		3,652

Total assets	$353,328	$(2,602)	$350,726	$358,883	$(2,021)	$356,862

Borrowings	$162,671	$3 [a]	$162,674	$161,026	$2 [a]	$161,028
Payable for derivatives	142,393		142,393	146,885		146,885
Other liabilities	10,107		10,107	11,987		11,987

Total liabilities	315,171	3	315,174	319,898	2	319,900
Paid in capital stock	14,214		14,214	14,005		14,005
Retained earnings and other equity	23,943	(2,605)	21,338	24,980	(2,023)	22,957

Total equity	38,157	(2,605)	35,552	38,985	(2,023)	36,962

Total liabilities and equity	$353,328	$(2,602)	$350,726	$358,883	$(2,021)	$356,862

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    11

Table 10: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the three months ended September 30,	2014	2013	Variance
Net (loss) income from Table 1	$(417)	$80	$(497)
Fair value adjustment on loans[a]	(577)	(269)	(308)
Changes to AOCI (Table 12)	(391)	222	(613)

Net income on fair value comprehensive basis	$(1,385)	$33	$(1,418)

a.	Amount includes provision for losses on loans and other exposures: $40 million charge – September 30, 2014, and $17 million release – September 30, 2013.

Table 11: Fair Value Adjustments, net

In millions U.S. dollars
For the three months ended September 30,	2014	2013	Variance
Unrealized (losses)/gains on:
Borrowing portfolio	$(244)	$169	$(413)
Derivatives held in the asset-liability management portfolio[a]	(1)	(5)	4
Derivatives held in the client operations portfolio	(2)	(1)	(1)
Derivatives held in the EMF portfolio[a]	(723)	(870)	147
Loans, including derivatives	11	143	(132)

Total unrealized (losses)/gains on non-trading portfolios, net as presented in Table 1	$(959)	$(564)	$(395)
Total fair value adjustment on loans from Table 10	(577)	(269)	(308)
Adjustments:
Exclude derivatives held in the client operations portfolio	2	1	1
Exclude derivatives held in the asset liability management portfolio[a]	1	5	(4)
Include derivatives and hedging transition adjustment[b] (included in AOCI)	1	*	1

	4	6	(2)

Total fair value adjustments as presented in Table 8	$(1,532)	$(827)	$(705)

a.	Included in other derivatives on the Balance Sheet.
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

Changes in Accumulated Other Comprehensive Income

In addition to the unrealized gains/losses on the non-trading portfolios, IBRD’s fair value net income also reflects changes in Accumulated Other Comprehensive Income (AOCI). The $613 million decrease in AOCI primarily relates to net negative currency-translation adjustments resulting from the 7.7% depreciation of the euro against the U.S. dollar during the period.

Table 12: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars
For the three months ended September 30,	2014	2013		Variance

Unrecognized net actuarial losses on benefit plans, net	$45	$40		$5
Unrecognized net prior service cost on benefit plans, net	6	6		—
Derivatives and hedging transition adjustment[a]	1		*	1
Currency translation adjustments	(443)	176		(619)

Total	$(391)	$222		$(613)

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

12    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014

This page left intentionally blank.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2014    13

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2014

CONDENSED QUARTERLY FINANCIAL STATEMENTS

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2014 (Unaudited)	June 30, 2014 (Unaudited)
Assets
Due from banks—Note C
Unrestricted cash	$3,546	$3,606
Restricted cash	137	95

	3,683	3,701

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $5 million—September 30, 2014; $155 million—June 30, 2014)—Note C	40,263	42,412
Securities purchased under resale agreements—Note C	970	3,070
Derivative assets
Investments—Notes C, F and K	17,716	13,514
Loans—Notes A, D, F and K	2,971	2,784
Client operations—Notes D, F, I and K	33,741	36,517
Borrowings—Notes A, E, F and K	91,241	99,150
Others—Notes F and K	1,262	2,105

	146,931	154,070

Loans outstanding—Notes D, I and K
Total loans	216,765	212,470
Less undisbursed balance	62,251	58,449

Loans outstanding (including a loan at fair value of $132 million—September 30, 2014; $141 million—June 30, 2014)	154,514	154,021
Less:
Accumulated provision for loan losses	1,640	1,626
Deferred loan income	416	417

Net loans outstanding	152,458	151,978
Other assets—Notes C and I	9,023	3,652

Total assets	$353,328	$358,883

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    15

	September 30, 2014 (Unaudited)	June 30, 2014 (Unaudited)
Liabilities
Borrowings—Note E	$162,671	$161,026
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	3,291	3,390
Derivative liabilities
Investments—Notes C, F and K	17,130	13,820
Loans—Notes A, D, F and K	5,169	5,132
Client operations—Notes D, F, I and K	33,750	36,539
Borrowings—Notes A, E, F and K	85,722	90,767
Others—Notes A, F and K	622	627

	142,393	146,885

Other liabilities—Notes C, D and I	6,816	8,597

Total liabilities	315,171	319,898

Equity
Capital stock—Note B
Authorized (2,307,600 shares—September 30, 2014, and June 30, 2014)
Subscribed (1,958,677 shares—September 30, 2014, and 1,929,711 shares—June 30, 2014)	236,285	232,791
Less uncalled portion of subscriptions	222,071	218,786

Paid-in capital	14,214	14,005
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(349)	(406)
Receivable amounts to maintain value of currency holdings	(213)	(221)
Deferred amounts to maintain value of currency holdings	83	382
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,870	28,287
Accumulated other comprehensive loss—Note J	(3,448)	(3,062)

Total equity	38,157	38,985

Total liabilities and equity	$353,328	$358,883

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2014	2013

Revenue
Loans, net—Notes A, D, F and K
Interest and commitment charges, net	$294	$309
Unrealized gains, net	11	143

Investments-Trading, net—Notes C and F	22	56

Equity management, net—Notes C, F and K
Interest, net	674	683
Unrealized losses, net	(723)	(870)

Other, net—Notes F, H, I and K (including net unrealized losses of $3 million—three months ended September 30, 2014; $6 million—three months ended September 30, 2013)	112	111

Total revenue	390	432

Expenses
Borrowings, net—Notes A, E, F and K
Interest, net	88	102
Unrealized losses (gains), net	244	(169)

Administrative—Notes H and I	402	379

Contributions to special programs	33	57

Provision for losses on loans and other exposures charge (release)—Note D	40	(17)

Total expenses	807	352

Net (loss) income	$(417)	$80

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    17

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2014	2013

Net (loss) income	$(417)	$80
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1
Amortization of unrecognized net actuarial losses	45	40
Amortization of unrecognized prior service costs	6	6
Currency translation adjustment	(438)	193

Total other comprehensive (loss) income	(386)	240

Comprehensive (loss) income	$(803)	$320

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2014	2013

Retained earnings at beginning of the fiscal year	$28,287	$29,265
Net (loss) income for the period	(417)	80

Retained earnings at end of the period	$27,870	$29,345

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2014	2013
Cash flows from investing activities
Loans
Disbursements	$(5,428)	$(5,840)
Principal repayments	2,107	2,282
Loan origination fees received	3	13
Net derivatives-loans	(1)	(1)
Sale of AFS securities	—	2,484
Other investing activities, net	(33)	(24)

Net cash used in investing activities	(3,352)	(1,086)

Cash flows from financing activities
Medium and long-term borrowings
New issues	14,961	7,113
Retirements	(11,209)	(9,035)
Net short-term borrowings	(2,564)	6,732
Net derivatives-borrowings	(218)	116
Capital subscriptions	209	70
Other capital transactions, net	(3)	90

Net cash provided by financing activities	1,176	5,086

Cash flows from operating activities
Net (loss) income	(417)	80
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Unrealized losses on non-trading portfolios, net	959	564
Change in fair value of AFS securities sold	—	80
Depreciation and amortization	198	183
Provision for losses on loans and other exposures, charge (release)	40	(17)
Changes in:
Investments-Trading, net	1,447	(5,287)
Other assets and liabilities	(16)	371

Net cash provided by (used in) operating activities	2,211	(4,026)

Effect of exchange rate changes on unrestricted cash	(95)	75

Net (decrease) increase in unrestricted cash	(60)	49
Unrestricted cash at beginning of the fiscal year	3,606	4,555

Unrestricted cash at end of the period	$3,546	$4,604

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,842)	$982
Investment portfolio	(236)	40
Borrowing portfolio	(2,212)	724
Capitalized loan origination fees included in total loans	11	6
Interest paid on borrowings	8	47

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    19

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2014, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2014, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective July 1, 2014, derivative assets and liabilities relating to the Loan portfolio, which were previously included in the line items Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities on IBRD’s Condensed Balance Sheet, are now shown separately under derivative assets and derivative liabilities. As a result, Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities as of June 30, 2014 have decreased by $2,784 million, $4,933 million and $199 million, respectively. Derivative assets and derivative liabilities relating to loans increased by $2,784 million and $5,132 million, respectively.

Furthermore, for the Condensed Statement of Income, interest, net and unrealized gains and losses associated with these derivatives, which were previously shown under Borrowings, net are now included under Loans, net. As a result, for the three months ended September 30, 2013, total revenue decreased by $76 million, with the offset reported as a decrease in total expenses.

For the Condensed Statement of Cash Flows, the impact of these derivative instruments, which were previously shown under the Net derivatives-borrowings line item, under financing activities, is now shown as a separate line item under investing activities. As a result, for the three months ended September 30, 2013, Net derivatives-borrowings increased by $1 million while Net derivatives-loans decreased by $1 million.

There was no effect on IBRD’s total assets, total liabilities, equity, reported net income or unrestricted cash balances from these reclassifications.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of September 30, 2014, IBRD believes that the Act has not had any significant effect on its business.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU provides a common framework for revenue recognition for U.S. GAAP, and supersedes most of the existing revenue recognition guidance in US GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASU also requires additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASU will be effective from the quarter ending September 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The ASU requires repurchase-to-maturity transactions and some repurchase financing arrangements to be accounted for as secured borrowings. It also requires additional disclosures about certain transactions accounted for as sales and about the nature of collateral pledged for

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

transactions accounted for as secured borrowings. For IBRD, the ASU will be effective from the quarter ending March 31, 2015. IBRD is currently evaluating this ASU, but does not expect the ASU to have a significant impact on its financial statements since all IBRD’s repurchase agreements are already accounted for as secured borrowings.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements (Subtopic 205-40): Going Concern - Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU provides guidance on management’s responsibilities in evaluating the entity’s ability to continue as a going concern and for the related financial statement disclosures. Until now guidance related to this topic was provided under U.S. auditing standards, which do not govern management’s disclosures. Under this ASU, each reporting period, management should evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued. For IBRD, the ASU will be effective from the quarter ending September 30, 2016. IBRD is currently evaluating the impact of this ASU.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2014 and the fiscal year ended June 30, 2014:

	Authorized shares	Subscribed shares
As of June 30, 2013	2,307,600	1,850,047
General and Selective Capital Increase (GCI/SCI)	—	79,664

As of June 30, 2014	2,307,600	1,929,711
GCI/SCI	—	28,966

As of September 30, 2014	2,307,600	1,958,677

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2014 and the fiscal year ended June 30, 2014:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2013	$223,181	$(209,747)	$13,434
GCI/SCI	9,610	(9,039)	571

As of June 30, 2014	232,791	(218,786)	14,005
GCI/SCI	3,494	(3,285)	209

As of September 30, 2014	$236,285	$(222,071)	$14,214

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of September 30, 2014, IBRD’s investments include the liquid asset portfolio, and holdings relating to: the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contribution to its pension plan.

The composition of IBRD’s net investment portfolio as of September 30, 2014 and June 30, 2014 was as follows:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Net investment portfolio
Liquid asset portfolio	$39,803	$41,568
PCRF holdings	48	44
AMC holdings	256	280
PEBP holdings	818	816

Total	$40,925	$42,708

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    21

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2014, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (45% and 43%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at September 30, 2014 and June 30, 2014, is as follows:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014

Equity securities[a]	$554	$477
Government and agency obligations	18,041	15,377
Time deposits	17,123	22,104
Asset-backed securities (ABS)	4,545	4,454

Total	$40,263	$42,412

a.	Includes $70 million of alternative investments held in PEBP holdings ($50 million—June 30, 2014).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014

Investments - Trading	$40,263	$42,412
Securities purchased under resale agreements	970	3,070
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,291)	(3,390)
Derivative assets
Currency forward contracts	7,111	5,167
Currency swaps	10,520	8,264
Interest rate swaps	76	80
Swaptions, exchange traded options and futures contracts	9	3
Other[a]	—	*

Total	17,716	13,514

Derivative liabilities
Currency forward contracts	(6,824)	(5,154)
Currency swaps	(10,190)	(8,520)
Interest rate swaps	(102)	(133)
Swaptions, exchange traded options and futures contracts	(14)	(13)
Other[a]	( *)	—

Total	(17,130)	(13,820)

Cash held in investment portfolio[b]	3,240	3,428
Receivable from investment securities traded[c]	40	47
Payable for investment securities purchased[d]	(883)	(2,553)

Net Investment Portfolio	$40,925	$42,708

a.	These relate to TBA securities.
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2014, there were $38 million short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2014).

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

For the three months ended September 30, 2014, IBRD’s revenue included $29 million of net unrealized losses (unrealized losses of $2 million—three months ended September 30, 2013).

During the three months ended September 30, 2013 the Available For Sale portfolio was liquidated resulting in $240 million of realized losses. The total proceeds from the sale of these securities were $2,484 million.

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$300	$254	[a]	$—	$554
Government and agency obligations	4,504	13,537		—	18,041
Time deposits	3,044	14,079		—	17,123
ABS	—	4,545		—	4,545

Total Investments – Trading	7,848	32,415		—	40,263

Securities purchased under resale agreements	9	961		—	970
Derivative assets-Investments
Currency forward contracts	—	7,111		—	7,111
Currency swaps	—	10,520		—	10,520
Interest rate swaps	—	76		—	76
Swaptions, exchange traded options and futures contracts	—	9		—	9
Other[b]	—	—		—	—

Total Derivative assets-Investments	—	17,716		—	17,716

Total	$7,857	$51,092		$—	$58,949

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$5		$—	$5
Derivative liabilities-Investments
Currency forward contracts	—	6,824		—	6,824
Currency swaps	—	10,190		—	10,190
Interest rate swaps	—	102		—	102
Swaptions, exchange traded options and futures contracts	5	9		—	14
Other[b]	—	*		—	*

Total Derivative liabilities-Investments	5	17,125		—	17,130

Total	$5	$17,130		$—	$17,135

a.	Includes $70 million of alternative investments held in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,286 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    23

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$276	$201	[a]	$—	$477
Government and agency obligations	4,521	10,856		—	15,377
Time deposits	2,433	19,671		—	22,104
ABS	—	4,454		—	4,454

Total Investments – Trading	$7,230	$35,182		$—	$42,412

Securities purchased under resale agreements	19	3,051		—	3,070
Derivative assets-Investments
Currency forward contracts	—	5,167		—	5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[b]	—		*	—		*

Total Derivative assets-Investments	—	13,514		—	13,514

Total	$7,249	$51,747		$—	$58,996

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$156		$—	$156
Derivative liabilities-Investments
Currency forward contracts	—	5,154		—	5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[b]	—	—		—	—

Total Derivative liabilities-Investments	10	13,810		—	13,820

Total	$10	$13,966		$—	$13,976

a.	Includes $50 million of alternative investments held in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,234 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are reported at face value which approximates fair value.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2014 and June 30, 2014.

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Collateral received
Cash	$3,286	$3,234
Securities	1,740	2,785

Total collateral received	$5,026	$6,019

Collateral permitted to be repledged	$5,026	$6,019
Amount of collateral repledged	—	—

As of September 30, 2014, IBRD had received total cash collateral of $3,286 million ($3,234 million—June 30, 2014), of which $2,298 million was invested in highly liquid instruments ($2,114 million—June 30, 2014).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For Balance Sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2014 and June 30, 2014, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$5	$155	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$5	$156	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    25

At September 30, 2014, and June 30, 2014 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2014, securities purchased under resale agreements included $562 million of securities which had not settled at that date ($2,027 million—June 30, 2014). For the remaining purchases, IBRD received securities with a fair value of $418 million ($1,069 million—June 30, 2014). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2014).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of September 30, 2014, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

As of September 30, 2014, only 0.30% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.06% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

The following tables provide an aging analysis of the loans outstanding as of September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,282	$13,282
Medium	—	—	—	—	—	—	86,414	86,414
High	1	—	—	—	—	1	54,225	54,226

Loans in accrual status[a]	1	—	—	—	—	1	153,921	153,922

Loans in nonaccrual status[a]	—	—	—	—	460	460	—	460

Loan at fair value[b]	—	—	—	—	—	—	132	132

Total	$1	$—	$—	$—	$460	$461	$154,053	$154,514

In millions of U.S. dollars
	June 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,319	$13,319
Medium	—	—	—	—	—	—	85,477	85,477
High	—	—	—	—	—	—	54,622	54,622

Loans in accrual status[a]	—	—	—	—	—	—	153,418	153,418

Loans in nonaccrual status[a]	—	—	—	5	457	462	—	462

Loan at fair value[b]	—	—	—	—	—	—	141	141

Total	$—	$—	$—	$5	$457	$462	$153,559	$154,021

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    27

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2014, and for the fiscal year ended June 30, 2014 are summarized below:

In millions of U.S. dollars
	September 30, 2014			June 30, 2014
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,626	$41	$1,667	$1,659	$54	$1,713
Provision - charge (release)	39	1	40	(46)	(14)	(60)
Translation adjustment	(25)	(1)	(26)	13	1	14

Accumulated provision, end of the period/fiscal year	$1,640	$41	$1,681	$1,626	$41	$1,667

Composed of accumulated provision for losses on:
Loans in accrual status	$1,410			$1,395
Loans in nonaccrual status	230			231

Total	$1,640			$1,626

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$153,922			$153,418
Loans at amortized cost in nonaccrual status	460			462
Loan at fair value in accrual status	132			141

Total	$154,514			$154,021

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Other, net

Overdue Amounts

At September 30, 2014, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2014 and June 30, 2014, and for the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Recorded investment in nonaccrual loans[a]	$460	$462
Accumulated provision for loan losses on nonaccrual loans	230	231
Average recorded investment in nonaccrual loans for the period/fiscal year	461	462
Overdue amounts of nonaccrual loans	861	852
Principal	460	462
Interest and charges	401	390

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2014	2013
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$8

During the three months ended September 30, 2014, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2014, no interest revenue was recognized on loans in nonaccrual status.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Effective July 16, 2013, all loans to, or guaranteed by, Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by, Iran were restored to accrual status on that date. Interest revenue for the period ended September 30, 2013, increased by $8 million, $7 million of which represents revenue that would have been accrued in the previous fiscal year had these loans not been placed in nonaccrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at September 30, 2014 follows:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges overdue	Nonaccrual since

Zimbabwe	$460	$861	October 2000

Guarantees

Guarantees of $1,722 million were outstanding at September 30, 2014 ($1,804 million—June 30, 2014). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At September 30, 2014, liabilities related to IBRD’s obligations under guarantees of $56 million ($60 million—June 30, 2014), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $24 million ($25 million—June 30, 2014).

During the three months ended September 30, 2014 and September 30, 2013, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three months ended September 30, 2014 and September 30, 2013, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2014	2013
Interest waivers	$27	$30
Commitment charge waivers	1	3
Front-end fee waivers	5	3

Total	$33	$36

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2014, one country contributed in excess of 10 percent of total loan revenue; this amounted to $60 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    29

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the three months ended September 30, 2014 and September 30, 2013, is presented in the following table:

In millions of U.S. dollars
	September 30, 2014			September 30, 2013
Region	Loans Outstanding	Loan Revenue[b]		Loans Outstanding	Loan Revenue[b]
Africa	$2,523	$23		$2,286	$4
East Asia and Pacific	30,526	100		29,136	108
Europe and Central Asia	43,648	113		42,598	101
Latin America and the Caribbean	52,059	240		49,601	255
Middle East and North Africa	12,341	38		11,238	45
South Asia	13,196	21		13,231	24
Other[a]	221		*	230		*

Total	$154,514	$535		$148,320	$537

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net from loan related derivatives of $241 million ($228 million—September 30, 2013).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at September 30, 2014 was 2.8%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30,
	2014	2013
Beginning of the fiscal year	$141	$148
Total realized/unrealized gains (losses) in:
Net income	2	(1)
Other comprehensive (loss) income	(11)	(9)

End of the period	$132	$138

The following table reflects the fair value adjustment on the loan and provides information on the location of unrealized gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2014		2013
Condensed Statement of Income location
Loans, net	$	(*)	$(4)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014		June 30, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$152,458	$149,856	$151,978	$149,957

As of September 30, 2014, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2014 and June 30, 2014, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2014, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Borrowings	$162,671	$161,026
Currency swaps, net	(1,499)	(3,898)
Interest rate swaps, net	(4,020)	(4,485)

	$157,152	$152,643

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2014 and June 30, 2014 is as follows:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Level 1	$—	$—
Level 2	159,188	157,143
Level 3	3,483	3,883

	$162,671	$161,026

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30,
	2014	2013
Beginning of the fiscal year	$3,883	$6,511
Total realized/unrealized (gains) losses in:
Net income	220	21
Other comprehensive income	(256)	72
Issuances	286	42
Settlements	(500)	(503)
Transfers out of, net	(150)	(85)

End of the period	$3,483	$6,058

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    31

Information on the unrealized gains or losses included in revenue for the three months ended September 30, 2014 and September 30, 2013, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized (Losses) Gains	2014	2013
Condensed Statement of Income Location
Borrowings, net	$(151)	$18

The following table provides information on the unrealized gains or losses included in revenue for the three months ended September 30, 2014 and September 30, 2013, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains	2014	2013
Condensed Statement of Income Location
Borrowings, net	$18	$550

During the three months ended September 30, 2014 and September 30, 2013, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2014	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average), September 30, 2014	Range (average), June 30, 2014
Borrowings	$3,483	$3,883	Discounted Cash Flow	Correlations	-34% to 74% (7%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	14% to 17% (16%)	14% to 33% (22%)

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2014 and September 30, 2013. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$152	$(152)	$85	$(85)
Transfers (out of) into	(2)	2	—	—

	$150	$(150)	$85	$(85)

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2014	$162,671	$163,088	$(417)
June 30, 2014	$161,026	$161,751	$(725)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    33

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2014 and June 30, 2014:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	September 30, 2014	June 30, 2014		September 30, 2014		June 30, 2014
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$9	$3		$14		$13
Interest rate swaps	6,621	7,769		4,195		4,151
Currency swaps[a]	140,301	146,298		138,184		142,721
Other[b]	—		*		*	—

Total Derivatives	$146,931	$154,070		$142,393		$146,885

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	September 30, 2014	June 30, 2014
Investments - Trading
Interest rate swaps
Notional principal	$4,628	$2,910
Credit exposure	76	80
Currency swaps (including currency forward contracts)
Credit exposure	703	59
Swaptions, exchange traded options and futures contracts[a]
Notional long position	2,699	850
Notional short position	17,830	21,228
Credit exposure	9	3
Other derivatives[b]
Notional long position	47	47
Notional short position	—	—
Credit exposure	—	1
Loans
Interest rate swaps
Notional principal	29,264	29,775
Credit exposure	186	196
Currency swaps
Credit exposure	114	65
Client operations
Interest rate swaps
Notional principal	22,426	22,691
Credit exposure	1,115	1,070
Currency swaps
Credit exposure	1,528	1,701
Borrowings
Interest rate swaps
Notional principal	159,960	152,248
Credit exposure	4,539	4,919
Currency swaps
Credit exposure	8,465	9,994
Other derivatives
Interest rate swaps
Notional principal	35,613	42,113
Credit exposure	705	1,504
Currency swaps
Credit exposure	16	41

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2014 is $2,346 million ($1,216 million—June 30, 2014). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on September 30, 2014, the amount of collateral that would need to be posted would be $684 million ($164 million—June 30, 2014). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $2,346 million ($1,216 million—June 30, 2014). In contrast, IBRD received collateral totaling $5,026 million as of September 30, 2014 ($6,019 million—June 30, 2014), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three months ended September 30, 2014, and September 30, 2013, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Three Months Ended September 30,
		(Losses) Gains
	Condensed Income Statement Location	2014	2013
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Loans, Equity management, Borrowings and Other, net	$(1,112)	$(1,032)
Currency swaps (including currency forward contracts and structured swaps)		135	(238)

Total		$(977)	$(1,270)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment –trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30,
Condensed Statement of Income Location	Investments-Trading, net[a]
	(Losses) Gains
	2014	2013
Type of instrument
Fixed income	$(25)	$(11)
Equity	(4)	9

Total	$(29)	$(2)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    35

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of September 30, 2014 and June 30, 2014. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	September 30, 2014
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$18,891	$(12,270)	$6,621	$17,106	$(12,911)	$4,195
Currency swaps[a]	140,301	—	140,301	138,184	—	138,184
Other[b]	9	—	9	17	(3)	14

Total	$159,201	$(12,270)	$146,931	$155,307	$(12,914)	$142,393

Amounts subject to legally enforcable master netting agreements[c]			(139,902)			(139,902)

Net derivative positions at counterparty level before collateral			7,029			2,491

Less:
Cash collateral received[d]			2,800
Securities collateral received[d]			1,432

Net derivative exposure after collateral			$2,797

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2014
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,482	$(14,713)	$7,769	$14,173	$(10,022)	$4,151
Currency swaps[a]	146,298	—	146,298	142,721	—	142,721
Other[b]	3	—	3	13	—	13

Total	$168,783	$(14,713)	$154,070	$156,907	$(10,022)	$146,885

Amounts subject to legally enforcable master netting agreements[c]			(145,595)			(145,595)

Net derivatives positions at counterparty level before collateral			8,475			1,290

Less:
Cash collateral received[d]			2,840
Securities collateral received[d]			2,485

Net derivative exposure after collateral			$3,150

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

36    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and June 30, 2014 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$7,111		$—	$7,111
Currency swaps	—	10,520		—	10,520
Interest rate swaps	—	76		—	76
Swaptions, exchange traded options and futures contracts	—	9		—	9
Other[a]	—	—		—	—

	—	17,716		—	17,716

Loans
Currency swaps	—	2,699		86	2,785
Interest rate swaps	—	186		—	186

	—	2,885		86	2,971

Client operations
Currency swaps	—	32,626		—	32,626
Interest rate swaps	—	1,115		—	1,115

	—	33,741		—	33,741

Borrowings
Currency swaps	—	83,502		3,200	86,702
Interest rate swaps	—	4,480		59	4,539

	—	87,982		3,259	91,241

Other assets/liabilities
Currency swaps	—	557		—	557
Interest rate swaps	—	705		—	705

	—	1,262		—	1,262

Total derivative assets	$—	$143,586		$3,345	$146,931

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,824		$—	$6,824
Currency swaps	—	10,190		—	10,190
Interest rate swaps	—	102		—	102
Swaptions, exchange traded options and futures contracts	5	9		—	14
Other[a]	—		*	—		*

	5	17,125		—	17,130

Loans
Currency swaps	—	2,717		71	2,788
Interest rate swaps	—	2,381		—	2,381

	—	5,098		71	5,169

Client operations
Currency swaps	—	32,617		—	32,617
Interest rate swaps	—	1,108		25	1,133

	—	33,725		25	33,750

Borrowings
Currency swaps	—	82,286		2,917	85,203
Interest rate swaps	—	471		48	519

	—	82,757		2,965	85,722

Other assets/liabilities
Currency swaps	—	562		—	562
Interest rate swaps	—	60		—	60

	—	622		—	622

Total derivative liabilities	$5	$139,327		$3,061	$142,393

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    37

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,167		$—	$5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[a]	—		*	—		*

	—	13,514		—	13,514

Loans
Currency swaps	—	2,502		86	2,588
Interest rate swaps	—	196		—	196

	—	2,698		86	2,784

Client operations
Currency swaps	—	35,447		—	35,447
Interest rate swaps	—	1,070		—	1,070

	—	36,517		—	36,517

Borrowings
Currency swaps	—	90,141		4,090	94,231
Interest rate swaps	—	4,858		61	4,919

	—	94,999		4,151	99,150

Other assets/liabilities
Currency swaps	—	601		—	601
Interest rate swaps	—	1,504		—	1,504

	—	2,105		—	2,105

Total derivative assets	$—	$149,833		$4,237	$154,070

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,154		$—	$5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[a]	—	—		—	—

	10	13,810		—	13,820

Loans
Currency swaps	—	2,642		75	2,717
Interest rate swaps	—	2,415		—	2,415

	—	5,057		75	5,132

Client operations
Currency swaps	—	35,435		—	35,435
Interest rate swaps	—	1,104		—	1,104

	—	36,539		—	36,539

Borrowings
Currency swaps	—	86,693		3,640	90,333
Interest rate swaps	—	399		35	434

	—	87,092		3,675	90,767

Other assets/liabilities
Currency swaps	—	562		—	562
Interest rate swaps	—	65		—	65

	—	627		—	627

Total derivative liabilities	$10	$143,125		$3,750	$146,885

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

38    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September, 2014			Three Months Ended September, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the fiscal year	$461	$26	$487	$628	$2	$630
Total realized/unrealized gains (losses) in:
Net income	173	(15)	158	11	2	13
Other comprehensive income	(235)	—	(235)	86	—	86
Issuances	(2)	—	(2)	(3)	—	(3)
Settlements	(85)	—	(85)	(85)	—	(85)
Transfers, net	(14)	(25)	(39)	(17)	—	(17)

End of the period	$298	$(14)	$284	$620	$4	$624

Unrealized gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2014 and September 30, 2013, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2014	2013
Condensed Statement of Income Location
Loans, Borrowings, Other, net	$111	$(2)

The following table provides details of all inter-level transfers during the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$14	$(14)	$17	$(17)
Transfer out of (into)	25	(25)	—	—

	$39	$(39)	$17	$(17)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2014	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average), September 30, 2014	Range (average), June 30, 2014
				Correlations	-34% to 74% (7%)	-39% to 77% (5%)
Currency swaps, Interest rate swaps	$284	$487	Discounted Cash Flow	Long-dated interest rate volatilities	14% to 17% (16%)	14% to 33% (22%)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    39

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 7, 2014, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014, a reduction in the Pension Reserve by $43 million and an increase in Restricted Retained Earnings by $2 million.

Subsequent event: On October 10, 2014, IBRD’s Board of Governors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014: an immediate transfer to IDA of $635 million and $134 million to Surplus. The Board of Governors also approved a transfer of $15 million to the Global Infrastructure Facility from Surplus, by way of grant. The transfer to IDA was made on October 14, 2014.

Retained earnings comprise the following components at September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014	June 30, 2014
Special Reserve	$293	$293
General Reserve	26,889	26,889
Pension Reserve	1,017	1,060
Surplus	262	262
Cumulative fair value adjustments[a]	(977)	53
Unallocated Net Income	353	(302)
Restricted Retained Earnings	33	32

Total	$27,870	$28,287

a.	Unrealized gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative expenses, in the Condensed Statement of Income.

40    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$97	$28	$12	$89	$22	$9
Interest cost	161	30	11	155	28	8
Expected return on plan assets	(231)	(33)	—	(193)	(27)	—
Amortization of unrecognized prior service costs[a]	1	4	1	2	4		*
Amortization of unrecognized net actuarial losses[a]	27	7	11	26	7	7

Net periodic pension cost[b]	$55	$36	$35	$79	$34	$24

of which:
IBRD’s share	$25	$17	$16	$37	$16	$11
IDA’s share	$30	$19	$19	$42	$18	$13

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At September 30, 2014 and June 30, 2014, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	September 30, 2014
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$352	$10,931	$(10,967)	$(842)	$(526)
IFC	221	49	—	—	(179)	91
MIGA	—	3	—	—	(7)	(4)

	$221	$404	$10,931	$(10,967)	$(1,028)	$(439)

In millions of U.S. dollars
	June 30, 2014
			Derivative Transactionsa
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$416	$12,221	$(12,102)	$(854)	$(319)
IFC	221	22	—	—	(181)	62
MIGA	—	3	—	—	(8)	(5)

	$221	$441	$12,221	$(12,102)	$(1,043)	$(262)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    41

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2014, the loan balance under this facility amounted to $25 million ($25 million—June 30, 2014) and carried a fixed interest rate of 3.96% and weighted average maturity of 1.5 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR less 25 basis points (0.07% as of September 30, 2014) and is not eligible for interest waivers. At September 30, 2014, the balance of this loan was $196 million ($196 million—June 30, 2014).

During FY 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA agreed to exchange $120 million each of notional amount of exposures on their respective balance sheets with one another. Under the agreement, MIGA provided a guarantee on one of IBRD’s loan principal and interest exposures in exchange for IBRD’s guarantee of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation. As of September 30, 2014, liabilities related to IBRD’s obligation under this agreement amounted to $3 million. These include an accumulated provision for guarantee losses of less than $1 million.

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three months ended September 30, 2014, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $374 million ($376 million—three months ended September 30, 2013).

At September 30, 2014 and June 30, 2014, the amount receivable for administrative services was net of IDA’s share of investments associated with PCRF.

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three months ended September 30, 2014, IBRD’s other revenue is net of revenue allocated to IDA of $45 million ($48 million—three months ended September 30, 2013).

For the three months ended September 30, 2014 and September 30, 2013, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Revenue on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2014	2013
Fees charged to IFC	$12	$10
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H- Pension and Other Postretirement Benefits.

42    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30, 2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustment	$1,017	$(438)	$—		$(438)	$579
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	1	[b]	1	(510)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	45	[c]	45	(3,817)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(206)	—	6	[c]	6	(200)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(438)	$52		$(386)	$(3,448)

In millions of U.S. dollars
	Three Months Ended September 30, 2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustment	$696	$193	$—		$193	$889
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	1	[b]	1	(512)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	40	[c]	40	(3,398)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	6	[c]	6	(160)

Total Accumulated Other Comprehensive Loss	$(2,921)	$193	$47		$240	$(2,681)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)    43

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2014 and June 30, 2014:

In millions of U.S. dollars
	September 30, 2014			June 30, 2014
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$3,683	$3,683		$3,701	$3,701
Investments
Trading (including Securities purchased under resale agreements)	41,233	41,233		45,482	45,482
Net Loans Outstanding	152,458	149,856		151,978	149,957
Derivative Assets
Investments	17,716	17,716		13,514	13,514
Loans	2,971	2,971		2,784	2,784
Client operations	33,741	33,741		36,517	36,517
Borrowings	91,241	91,241		99,150	99,150
Other asset/liability	1,262	1,262		2,105	2,105
Borrowings	162,671	162,674	[a]	161,026	161,028	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,291	3,291		3,390	3,390
Derivative Liabilities
Investments	17,130	17,130		13,820	13,820
Loans	5,169	5,169		5,132	5,132
Client operations	33,750	33,750		36,539	36,539
Borrowings	85,722	85,722		90,767	90,767
Other asset/liability	622	622		627	627

a.	Includes $3 million ($2 million—June 30, 2014) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2014 and June 30, 2014, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Realized and Unrealized Gains or Losses on Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on non-trading portfolios, net for the three months ended September 30, 2014 and September 30, 2013:

In millions of U.S. dollars
	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	Realized gains (losses)	Unrealized gains (losses)[b]	Total	Realized gains (losses)	Unrealized gains (losses)[b]	Total
Non trading portfolios, net
Equity management, net	$581	$(723)	$(142)	$432	$(870)	$(438)
Borrowings, including derivatives—Notes E and F	6	(244)	(238)	2	169	171
Other assets/liabilities derivatives[a]	—	(1)	(1)	—	(5)	(5)
Client operations derivatives[a]	—	(2)	(2)	—	(1)	(1)
Loans, including derivatives—Note D and F	—	11	11	—	143	143

Total	$587	$(959)	$(372)	$434	$(564)	$(130)

a.	Included in Other revenue in Condensed Statement of Income.
b.	Net of amounts reclassified to realized gains (losses).

44    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2014 (UNAUDITED)

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of September 30, 2014, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2014 and 2013.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2014

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2014, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2014, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

November 12, 2014

45

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings
Medium Long Term
July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0719AUD02.70	0000013134	AUD	15,000,000	14,022,750	16-Jul-2014	29-Jul-2014	29-Jul-2019
BOND/SELL AUD/IBRD/GDIF/0317AUD04.50	0000013242	AUD	300,000,000	279,750,000	3-Sep-2014	10-Sep-2014	7-Mar-2017

Sub-total New Borrowings - Australian Dollar			315,000,000	293,772,750

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013168	BRL	35,000,000	15,689,790	28-Jul-2014	4-Aug-2014	2-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0817BRL08.82	0000013136	BRL	87,300,000	39,347,366	16-Jul-2014	21-Aug-2014	29-Aug-2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.75	0000013258	BRL	109,400,000	48,234,205	9-Sep-2014	18-Sep-2014	14-Sep-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013274	BRL	50,000,000	21,759,471	12-Sep-2014	19-Sep-2014	2-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.97	0000013198	BRL	67,000,000	29,409,183	13-Aug-2014	22-Sep-2014	28-Sep-2017
BOND/SELL BRL/IBRD/GDIF/0917BRL08.36	0000013213	BRL	11,500,000	5,093,003	19-Aug-2014	25-Sep-2014	26-Sep-2017
BOND/SELL BRL/IBRD/GDIF/0918BRL08.93	0000013262	BRL	217,200,000	95,002,734	10-Sep-2014	25-Sep-2014	27-Sep-2018
BOND/SELL BRL/IBRD/GDIF/1017BRL09.00	0000013283	BRL	65,000,000	27,816,412	17-Sep-2014	23-Oct-2014	30-Oct-2017

Sub-total New Borrowings - Brazilian Real			642,400,000	282,352,162

Canadian Dollars
BOND/SELL CAD/IBRD/GDIF/0815CADSTR01	0000013138	CAD	92,480,000	85,896,067	16-Jul-2014	05-Aug-2014	06-Aug-2015
BOND/SELL CAD/IBRD/GDIF/0815CADSTR02	0000013165	CAD	96,310,000	89,561,538	25-Jul-2014	11-Aug-2014	12-Aug-2015

Sub-total New Borrowings - Canadian Dollars			188,790,000	175,457,605

China Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/0916CNY02.375	0000013293	CNY	500,000,000	81,419,301	19-Sep-2014	26-Sep-2014	26-Sep-2016

Sub-total New Borrowings - China Yuan Renminbi			500,000,000	81,419,301

Colombian Peso
BOND/SELL COP/IBRD/GDIF/0817COP04.50	0000013182	COP	70,000,000,000	37,175,511	5-Aug-2014	12-Aug-2014	3-Aug-2017

Sub-total New Borrowings - Cololbian Peso			70,000,000,000	37,175,511

Euro
BOND/SELL EUR/IBRD/GDIF/0719EURSTR01	0000013126	EUR	150,000,000	203,940,000	7-Jul-2014	14-Jul-2014	14-Jul-2019
BOND/SELL EUR/IBRD/GDIF/0719EURSTR	0000013123	EUR	150,000,000	204,772,500	3-Jul-2014	15-Jul-2014	15-Jul-2019
BOND/SELL EUR/IBRD/GDIF/0217EURFRN	0000013161	EUR	500,000,000	673,750,000	24-Jul-2014	4-Aug-2014	4-Feb-2017
BOND/SELL EUR/IBRD/GDIF/0517EURFRN	0000013162	EUR	300,000,000	404,250,000	24-Jul-2014	4-Aug-2014	4-May-2017
BOND/SELL EUR/IBRD/GDIF/0817EURFRN	0000013163	EUR	700,000,000	943,250,000	24-Jul-2014	4-Aug-2014	4-Aug-2017
BOND/SELL EUR/IBRD/GDIF/0824EURSTR	0000013157	EUR	50,000,000	67,367,500	23-Jul-2014	7-Aug-2014	7-Aug-2024
BOND/SELL EUR/IBRD/GDIF/1026EURSTR	0000013297	EUR	10,000,000	12,883,500	23-Sep-2014	7-Oct-2014	7-Oct-2026

Sub-total New Borrowings - Euro			1,860,000,000	2,510,213,500

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000013266	GBP	150,000,000	241,890,000	10-Sep-2014	17-Sep-2014	28-Dec-2016
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013296	GBP	150,000,000	244,897,500	22-Sep-2014	29-Sep-2014	02-Oct-2017

Sub-total New Borrowings - Pound Sterling			300,000,000	486,787,500

Page 1/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupee
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013310	INR	1,000,000,000	16,191,710	30-Sep-2014	14-Oct-2014	20-Dec-2016

Sub-total New Borrowings - Indian Rupee			1,000,000,000	16,191,710

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0719JPYSTR05	0000013139	JPY	4,893,000,000	48,093,179	16-Jul-2014	29-Jul-2014	17-Jul-2019
BOND/SELL JPY/IBRD/GDIF/0815JPYSTR01	0000013159	JPY	11,411,000,000	112,534,517	23-Jul-2014	06-Aug-2014	07-Aug-2015
BOND/SELL JPY/IBRD/GDIF/0944JPYSTR01	0000013251	JPY	200,000,000	1,883,860	09-Sep-2014	25-Sep-2014	26-Sep-2044
BOND/SELL JPY/IBRD/GDIF/0944JPYSTR	0000013244	JPY	300,000,000	2,854,289	03-Sep-2014	29-Sep-2014	30-Sep-2044
BOND/SELL JPY/IBRD/GDIF/1044JPYSTR	0000013299	JPY	200,000,000	1,840,011	24-Sep-2014	06-Oct-2014	07-Oct-2044
BOND/SELL JPY/IBRD/GDIF/1019JPYSTR02	0000013302	JPY	500,000,000	4,577,287	25-Sep-2014	28-Oct-2014	29-Oct-2019

Sub-total New Borrowings - Japanese Yen			17,504,000,000	171,783,143

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0819MXN03.42	0000013141	MXN	150,000,000	11,585,606	17-Jul-2014	12-Aug-2014	12-Aug-2019
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013208	MXN	150,000,000	11,479,958	18-Aug-2014	26-Aug-2014	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0919MXN03.44	0000013209	MXN	150,000,000	11,479,958	18-Aug-2014	10-Sep-2014	10-Sep-2019
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013281	MXN	200,000,000	15,117,901	16-Sep-2014	23-Sep-2014	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/1019MXN03.73	0000013273	MXN	150,000,000	11,328,621	12-Sep-2014	15-Oct-2014	15-Oct-2019

Sub-total New Borrowings - Mexican Peso			800,000,000	60,992,043

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/1021NZD04.625	0000013301	NZD	350,000,000	278,687,500	25-Sep-2014	06-Oct-2014	06-Oct-2021

Sub-total New Borrowings - New Zealand Dollars			350,000,000	278,687,500

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1016RUB07.625	0000013124	RUB	684,850,000	20,022,805	03-Jul-2014	11-Jul-2014	11-Oct-2016

Sub-total New Borrowings - Russian Rouble			684,850,000	20,022,805

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000013180	SGD	500,000,000	400,432,467	01-Aug-2014	13-Aug-2014	13-Aug-2019

Sub-total New Borrowings - Singapore Dollar			500,000,000	400,432,467

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0817TRY07.05	0000013135	TRY	41,700,000	19,625,377	16-Jul-2014	15-Aug-2014	18-Aug-2017
BOND/SELL TRY/IBRD/GDIF/0917TRY07.62	0000013200	TRY	63,000,000	29,166,667	13-Aug-2014	16-Sep-2014	19-Sep-2017
BOND/SELL TRY/IBRD/GDIF/0918TRY07.80	0000013253	TRY	37,600,000	17,118,142	09-Sep-2014	18-Sep-2014	18-Sep-2018
BOND/SELL TRY/IBRD/GDIF/1017TRY07.59	0000013277	TRY	62,000,000	28,226,724	09-Sep-2014	15-Oct-2014	16-Oct-2017

Sub-total New Borrowings - Turkish Lira			204,300,000	94,136,910

United States Dollar
BOND/SELL USD/IBRD/GDIF/0734USDSTR03	0000013112	USD	10,000,000	10,000,000	26-Jun-2014	31-Jul-2014	31-Jul-2034
BOND/SELL USD/IBRD/GDIF/0716USDFRNA	0000013121	USD	250,000,000	250,000,000	01-Jul-2014	08-Jul-2014	08-Jul-2016
BOND/SELL USD/IBRD/GDIF/0717USDSTR02	0000013128	USD	150,000,000	150,000,000	08-Jul-2014	15-Jul-2014	17-Jul-2017
BOND/SELL USD/IBRD/GDIF/0719USDSTR07	0000013125	USD	150,000,000	150,000,000	03-Jul-2014	29-Jul-2014	29-Jul-2019
BOND/SELL USD/IBRD/GDIF/0815USDFRNA	0000013149	USD	250,000,000	250,000,000	18-Jul-2014	29-Jul-2014	19-Aug-2015
BOND/SELL USD/IBRD/GDIF/0734USDSTR04	0000013120	USD	7,000,000	7,000,000	01-Jul-2014	31-Jul-2014	31-Jul-2034

Page 2/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0719USDSTR08	0000013140	USD	200,000,000	200,000,000	17-Jul-2014	31-Jul-2014	31-Jul-2019
BOND/SELL USD/IBRD/GDIF/0819USDSTR01	0000013143	USD	56,400,000	56,400,000	18-Jul-2014	01-Aug-2014	01-Aug-2019
BOND/SELL USD/IBRD/GDIF/0817USDSTR	0000013166	USD	550,000,000	550,000,000	25-Jul-2014	01-Aug-2014	04-Aug-2017
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013167	USD	200,000,000	200,000,000	28-Jul-2014	06-Aug-2014	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/0719USDSTR07	0000013175	USD	50,000,000	50,000,000	30-Jul-2014	07-Aug-2014	29-Jul-2019
BOND/SELL USD/IBRD/GDIF/0824USD02.507	0000013145	USD	15,000,000	15,000,000	18-Jul-2014	08-Aug-2014	08-Aug-2024
BOND/SELL USD/IBRD/GDIF/1216USD00.75	0000013179	USD	1,750,000,000	1,750,000,000	31-Jul-2014	08-Aug-2014	15-Dec-2016
BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013192	USD	100,000,000	100,000,000	11-Aug-2014	20-Aug-2014	17-Apr-2019
BOND/SELL USD/IBRD/GDIF/0915USD00.21	0000013187	USD	30,000,000	30,000,000	06-Aug-2014	26-Aug-2014	04-Sep-2015
BOND/SELL USD/IBRD/GDIF/0824USDSTR02	0000013218	USD	12,057,000	12,057,000	20-Aug-2014	27-Aug-2014	27-Aug-2024
BOND/SELL USD/IBRD/GDIF/0834USDSTR	0000013177	USD	12,000,000	12,000,000	30-Jul-2014	28-Aug-2014	28-Aug-2034
BOND/SELL USD/IBRD/GDIF/0834USDSTR01	0000013178	USD	10,000,000	10,000,000	30-Jul-2014	28-Aug-2014	28-Aug-2034
BOND/SELL USD/IBRD/GDIF/0819USDSTR02	0000013195	USD	130,000,000	130,000,000	11-Aug-2014	28-Aug-2014	28-Aug-2019
BOND/SELL USD/IBRD/GDIF/1020USDSTR02	0000013212	USD	200,000,000	200,000,000	18-Aug-2014	02-Sep-2014	02-Oct-2020
BOND/SELL USD/IBRD/GDIF/0919USDSTR01	0000013226	USD	2,000,000,000	2,000,000,000	26-Aug-2014	09-Sep-2014	09-Sep-2019
BOND/SELL USD/IBRD/GDIF/0919USDSTR02	0000013228	USD	1,000,000,000	1,000,000,000	27-Aug-2014	09-Sep-2014	09-Sep-2019
BOND/SELL USD/IBRD/GDIF/0917USDSTR01	0000013246	USD	100,000,000	100,000,000	04-Sep-2014	10-Sep-2014	11-Sep-2017
BOND/SELL USD/IBRD/GDIF/0916USD00.65	0000013282	USD	250,000,000	250,000,000	17-Sep-2014	23-Sep-2014	23-Sep-2016
BOND/SELL USD/IBRD/GDIF/1015USDSTR01	0000013259	USD	500,000,000	500,000,000	09-Sep-2014	25-Sep-2014	09-Oct-2015
BOND/SELL USD/IBRD/GDIF/1015USDSTR02	0000013263	USD	460,000,000	460,000,000	10-Sep-2014	26-Sep-2014	09-Oct-2015
BOND/SELL USD/IBRD/GDIF/0924USDSTR01	0000013289	USD	5,000,000	5,000,000	18-Sep-2014	26-Sep-2014	26-Sep-2024
BOND/SELL USD/IBRD/GDIF/0916USD00.625	0000013292	USD	750,000,000	750,000,000	19-Sep-2014	26-Sep-2014	26-Sep-2016
BOND/SELL USD/IBRD/GDIF/0934USDSTR	0000013235	USD	5,000,000	5,000,000	02-Sep-2014	29-Sep-2014	29-Sep-2034
BOND/SELL USD/IBRD/GDIF/0934USDSTR01	0000013241	USD	11,000,000	11,000,000	02-Sep-2014	29-Sep-2014	29-Sep-2034
BOND/SELL USD/IBRD/GDIF/0919USDSTR03	0000013247	USD	100,000,000	100,000,000	04-Sep-2014	30-Sep-2014	30-Sep-2019
BOND/SELL USD/IBRD/GDIF/0919USDSTR04	0000013265	USD	100,000,000	100,000,000	10-Sep-2014	30-Sep-2014	30-Sep-2019
BOND/SELL USD/IBRD/GDIF/1015USDSTR03	0000013284	USD	125,000,000	125,000,000	17-Sep-2014	30-Sep-2014	15-Oct-2015
BOND/SELL USD/IBRD/GDIF/0924USDSTR	0000013287	USD	30,000,000	30,000,000	18-Sep-2014	30-Sep-2014	30-Sep-2024
BOND/SELL USD/IBRD/GDIF/1015USDSTR04	0000013306	USD	1,000,000,000	1,000,000,000	26-Sep-2014	02-Oct-2014	28-Oct-2015
BOND/SELL USD/IBRD/GDIF/1019USDSTR	0000013252	USD	50,000,000	50,000,000	09-Sep-2014	07-Oct-2014	07-Oct-2019
BOND/SELL USD/IBRD/GDIF/1019USDSTR01	0000013254	USD	50,000,000	50,000,000	09-Sep-2014	07-Oct-2014	07-Oct-2019
BOND/SELL USD/IBRD/GDIF/1019USD01.875	0000013311	USD	4,000,000,000	4,000,000,000	30-Sep-2014	07-Oct-2014	07-Oct-2019
BOND/SELL USD/IBRD/GDIF/1019USDSTR02	0000013286	USD	100,000,000	100,000,000	18-Sep-2014	09-Oct-2014	09-Oct-2019
BOND/SELL USD/IBRD/GDIF/1024USD02.689	0000013285	USD	30,000,000	30,000,000	18-Sep-2014	10-Oct-2014	10-Oct-2024
BOND/SELL USD/IBRD/GDIF/1020USDSTR04	0000013308	USD	5,000,000	5,000,000	26-Sep-2014	15-Oct-2014	15-Oct-2020
BOND/SELL USD/IBRD/GDIF/1020USDSTR03	0000013309	USD	5,000,000	5,000,000	26-Sep-2014	15-Oct-2014	15-Oct-2020

Sub-total New Borrowings - United States Dollar			14,808,457,000	14,808,457,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1015ZAR06.32	0000013194	ZAR	80,000,000	7,484,680	11-Aug-2014	19-Aug-2014	30-Oct-2015
BOND/SELL ZAR/IBRD/GDIF/0915ZAR05.75	0000013219	ZAR	250,000,000	23,387,436	20-Aug-2014	28-Aug-2014	15-Sep-2015
BOND/SELL ZAR/IBRD/GDIF/1019ZAR06.60	0000013203	ZAR	50,000,000	4,736,194	14-Aug-2014	18-Sep-2014	10-Oct-2019
BOND/SELL ZAR/IBRD/GDIF/1115ZAR06.35	0000013298	ZAR	80,000,000	7,203,378	23-Sep-2014	02-Oct-2014	30-Nov-2015

Sub-total New Borrowings - South African Rand			460,000,000	42,811,688

Total New Borrrowings				19,760,693,595

Page 3/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0814AUD05.75	0000009766	AUD	(100,000,000)	(93,395,000)	19-Aug-2009	27-Aug-2009	27-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0914AUD04.26	0000010356	AUD	(21,379,000)	(19,283,858)	25-Aug-2010	16-Sep-2010	16-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0914AUD04.30	0000010362	AUD	(16,737,000)	(14,616,422)	08-Sep-2010	28-Sep-2010	29-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0714AUD04.53	0000010524	AUD	(30,000,000)	(28,189,500)	05-Jan-2011	28-Jan-2011	14-Jul-2014
BOND/SELL AUD/IBRD/GDIF/0814AUD04.56	0000010580	AUD	(34,000,000)	(31,677,800)	25-Jan-2011	22-Feb-2011	14-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0914AUD04.57	0000010622	AUD	(28,000,000)	(25,541,600)	22-Feb-2011	22-Mar-2011	11-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0714AUD04.34	0000010815	AUD	(21,666,000)	(20,358,457)	23-Jun-2011	14-Jul-2011	14-Jul-2014
BOND/SELL AUD/IBRD/GDIF/0814AUD04.09	0000010852	AUD	(23,526,000)	(21,942,700)	25-Jul-2011	15-Aug-2011	15-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0914AUDSTR01	0000010959	AUD	(250,000,000)	(222,837,500)	13-Sep-2011	23-Sep-2011	23-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0914AUDSTR02	0000010964	AUD	(250,000,000)	(218,325,000)	16-Sep-2011	29-Sep-2011	29-Sep-2014

Sub-total Matured Borrowings - Australian Dollar			(775,308,000)	(696,167,837)

Brazilian Reals
BOND/SELL BRL/IBRD/GDIF/0814BRL08.28	0000010319	BRL	(47,820,000)	(21,284,077)	20-Jul-2010	27-Aug-2010	28-Aug-2014
BOND/SELL BRL/IBRD/GDIF/0914BRL07.50	0000010352	BRL	(58,800,000)	(24,214,471)	20-Aug-2010	28-Sep-2010	26-Sep-2014
BOND/SELL BRL/IBRD/GDIF/0814BRL08.04	0000010848	BRL	(100,320,000)	(44,651,163)	21-Jul-2011	25-Aug-2011	28-Aug-2014

Sub-total Matured Borrowings - Brazilian Reals			(206,940,000)	(90,149,711)

Colombian Peso
BOND/SELL COP/IBRD/GDIF/0814COP04.00	0000011549	COP	(120,000,000,000)	(63,957,362)	41,122.00	15-Aug-2012	15-Aug-2014
BOND/SELL COP/IBRD/GDIF/0814COP04.00	0000011727	COP	(20,000,000,000)	(10,659,560)	41,219.00	13-Nov-2012	15-Aug-2014

Sub-total Matured Borrowings - Colombian Peso			(140,000,000,000)	(74,616,922)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0914GBPFRN	0000011616	GBP	(100,000,000)	(163,195,000)	41,169.00	26-Sep-2012	26-Sep-2014

Sub-total Matured Borrowings - Pound Sterling			(100,000,000)	(163,195,000)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0914JPYSTR	0000003996	JPY	(1,000,000,000)	(9,200,055)	36,404.00	22-Sep-1999	24-Sep-2014

Sub-total Matured Borrowings - Japanese Yen			(1,000,000,000)	(9,200,055)

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/0714NZD07.50	0000008135	NZD	(350,000,000)	(297,745,000)	20-Jul-2007	30-Jul-2007	30-Jul-2014
BOND/SELL NZD/IBRD/GDIF/0714NZD03.54	0000010525	NZD	(5,000,000)	(4,407,250)	05-Jan-2011	28-Jan-2011	14-Jul-2014
BOND/SELL NZD/IBRD/GDIF/0814NZD03.54	0000010582	NZD	(5,000,000)	(4,250,750)	25-Jan-2011	22-Feb-2011	14-Aug-2014
BOND/SELL NZD/IBRD/GDIF/0914NZD03.43	0000010623	NZD	(6,000,000)	(4,902,900)	22-Feb-2011	22-Mar-2011	11-Sep-2014

Sub-total Matured Borrowings - New Zealand Dollars			(366,000,000)	(311,305,900)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0714RUB08.00	0000009016	RUB	(600,000,000)	(17,609,509)	18-Jun-2008	10-Jul-2008	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011519	RUB	(625,000,000)	(18,343,239)	19-Jul-2012	26-Jul-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011606	RUB	(1,175,000,000)	(34,485,289)	11-Sep-2012	24-Sep-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011668	RUB	(600,000,000)	(17,609,509)	12-Oct-2012	23-Oct-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011875	RUB	(1,400,000,000)	(41,088,855)	17-Dec-2012	27-Dec-2012	10-Jul-2014

Sub-total Matured Borrowings - Singapore Dollars			(4,400,000,000)	(129,136,400)

Page 4/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0714USD02.802	0000009686	USD	(200,000,000)	(200,000,000)	08-Jul-2009	15-Jul-2009	15-Jul-2014
BOND/SELL USD/IBRD/GDIF/0714USD03.00	0000009689	USD	(200,000,000)	(200,000,000)	15-Jul-2009	23-Jul-2009	23-Jul-2014
BOND/SELL USD/IBRD/GDIF/0714USD03.00A	0000009693	USD	(200,000,000)	(200,000,000)	16-Jul-2009	28-Jul-2009	28-Jul-2014
BOND/SELL USD/IBRD/GDIF/0714USD01.02	0000010274	USD	(11,000,000)	(11,000,000)	24-Jun-2010	28-Jul-2010	14-Jul-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010350	USD	(2,000,000,000)	(2,000,000,000)	18-Aug-2010	25-Aug-2010	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010360	USD	(750,000,000)	(750,000,000)	31-Aug-2010	08-Sep-2010	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010371	USD	(1,250,000,000)	(1,250,000,000)	15-Sep-2010	22-Sep-2010	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010492	USD	(200,000,000)	(200,000,000)	08-Dec-2010	15-Dec-2010	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010751	USD	(200,000,000)	(200,000,000)	12-May-2011	19-May-2011	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010764	USD	(200,000,000)	(200,000,000)	20-May-2011	27-May-2011	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010822	USD	(100,000,000)	(100,000,000)	05-Jul-2011	12-Jul-2011	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0914USDSTR01	0000010933	USD	(160,000,000)	(160,000,000)	24-Aug-2011	02-Sep-2011	04-Sep-2014
BOND/SELL USD/IBRD/GDIF/0714USD00.13	0000011757	USD	(19,000,000)	(19,000,000)	13-Nov-2012	26-Nov-2012	28-Jul-2014
BOND/SELL USD/IBRD/GDIF/0714USDFRN	0000012426	USD	(225,000,000)	(225,000,000)	07-Jun-2013	17-Jun-2013	09-Jul-2014
BOND/SELL USD/IBRD/GDIF/0714USDFRNA	0000012456	USD	(700,000,000)	(700,000,000)	21-Jun-2013	28-Jun-2013	23-Jul-2014
BOND/SELL USD/IBRD/GDIF/0814USDFRN	0000012501	USD	(250,000,000)	(250,000,000)	17-Jul-2013	26-Jul-2013	15-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USDFRNA	0000012519	USD	(100,000,000)	(100,000,000)	26-Jul-2013	12-Aug-2013	26-Aug-2014
BOND/SELL USD/IBRD/GDIF/0914USD00.20	0000012542	USD	(25,000,000)	(25,000,000)	07-Aug-2013	22-Aug-2013	08-Sep-2014
BOND/SELL USD/IBRD/MLT/0814USD00.00	0000000486	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Aug-2014
BOND/SELL USD/IBRD/GDIF/0914USDSTR	0000010100	USD	(4,465,000)	(4,465,000)	30-Mar-2010	05-Apr-2010	30-Sep-2014

Sub-total Matured Borrowings - United States Dollar			(6,812,465,000)	(6,812,465,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0714ZAR09.42	0000006782	ZAR	(65,000,000)	(6,057,641)	30-Jun-2004	26-Jul-2004	10-Jul-2014
BOND/SELL ZAR/IBRD/GDIF/0714ZAR09.24	0000006793	ZAR	(65,000,000)	(6,057,641)	08-Jul-2004	29-Jul-2004	10-Jul-2014
BOND/SELL ZAR/IBRD/GDIF/0914ZAR09.30	0000006806	ZAR	(65,000,000)	(5,944,216)	27-Jul-2004	16-Aug-2004	10-Sep-2014
BOND/SELL ZAR/IBRD/GDIF/0914ZAR09.03	0000006815	ZAR	(37,250,000)	(3,406,493)	04-Aug-2004	23-Aug-2004	10-Sep-2014
BOND/SELL ZAR/IBRD/GDIF/0714ZAR07.14	0000007139	ZAR	(50,000,000)	(4,659,724)	22-Jun-2005	21-Jul-2005	10-Jul-2014
BOND/SELL ZAR/IBRD/GDIF/0914ZAR07.17	0000007186	ZAR	(47,450,000)	(4,339,278)	25-Jul-2005	22-Aug-2005	10-Sep-2014
BOND/SELL ZAR/IBRD/GDIF/0714ZAR07.32	0000007509	ZAR	(55,000,000)	(5,125,696)	14-Jun-2006	10-Jul-2006	10-Jul-2014
BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.74A	0000009045	ZAR	(50,000,000)	(4,659,724)	27-Jun-2008	17-Jul-2008	10-Jul-2014

Sub-total Matured Borrowings - South African Rand			(434,700,000)	(40,250,411)

Total Matured Borrowings				(8,326,487,237)

Early Retirement
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0417BRL05.64	0000013278	BRL	(30,000,000)	(12,669,721)	16-Sep-2014	22-Sep-2014	28-Apr-2017
BOND/BUY BRL/IBRD/GDIF/0516BRL06.03	0000013279	BRL	(20,000,000)	(8,446,481)	16-Sep-2014	22-Sep-2014	27-May-2016

Sub-total early Retirements - Brazilian Real			(50,000,000)	(21,116,202)

Euro
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013131	EUR	(1,136,205)	(1,531,036)	11-Jul-2014	24-Jul-2014	26-Mar-2018

Sub-total early Retirements - Euro			(1,136,205)	(1,531,036)

Page 5/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000013264	GBP	(7,472,000)	(12,184,590)	10-Sep-2014	17-Sep-2014	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013249	GBP	(13,808,000)	(22,625,789)	05-Sep-2014	19-Sep-2014	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000013261	GBP	(27,616,000)	(45,241,912)	09-Sep-2014	23-Sep-2014	07-Dec-2028

Sub-total early Retirements - Pound Sterling			(48,896,000)	(80,052,291)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR	0000013099	JPY	(100,000,000)	(981,017)	20-Jun-2014	07-Jul-2014	06-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR06	0000013078	JPY	(1,000,000,000)	(9,838,162)	10-Jun-2014	09-Jul-2014	07-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR05	0000013080	JPY	(150,000,000)	(1,480,458)	11-Jun-2014	10-Jul-2014	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR14	0000013110	JPY	(100,000,000)	(986,972)	25-Jun-2014	10-Jul-2014	10-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013096	JPY	(194,000,000)	(1,915,009)	20-Jun-2014	11-Jul-2014	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR07	0000013116	JPY	(100,000,000)	(985,464)	27-Jun-2014	14-Jul-2014	14-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR06	0000013098	JPY	(1,300,000,000)	(12,802,206)	20-Jun-2014	22-Jul-2014	22-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR27	0000013105	JPY	(150,000,000)	(1,476,015)	25-Jun-2014	24-Jul-2014	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR18	0000013106	JPY	(1,000,000,000)	(9,840,098)	24-Jun-2014	24-Jul-2014	23-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0321JPYSTR17	0000013144	JPY	(2,400,000,000)	(23,616,236)	18-Jul-2014	24-Jul-2014	31-Mar-2021
BOND/BUY JPY/IBRD/GDIF/0322JPYSTR11	0000013146	JPY	(2,000,000,000)	(19,680,197)	18-Jul-2014	24-Jul-2014	31-Mar-2022
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR09	0000013147	JPY	(3,500,000,000)	(34,440,344)	18-Jul-2014	24-Jul-2014	30-Sep-2020
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR12	0000013148	JPY	(5,700,000,000)	(56,088,561)	18-Jul-2014	24-Jul-2014	31-Mar-2020
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR49	0000013108	JPY	(500,000,000)	(4,908,457)	25-Jun-2014	25-Jul-2014	25-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0417JPYSTR	0000013133	JPY	(500,000,000)	(4,908,457)	10-Jul-2014	25-Jul-2014	25-Apr-2017
BOND/BUY JPY/IBRD/GDIF/0735JPYSTR13	0000013113	JPY	(700,000,000)	(6,873,865)	26-Jun-2014	28-Jul-2014	27-Jul-2035
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR21	0000013132	JPY	(500,000,000)	(4,909,903)	11-Jul-2014	28-Jul-2014	28-Jul-2038
BOND/BUY JPY/IBRD/0733JPYSTR02	0000013097	JPY	(5,000,000,000)	(49,024,414)	20-Jun-2014	29-Jul-2014	29-Jul-2033
BOND/BUY JPY/IBRD/GDIF/0733JPYSTR06	0000013119	JPY	(1,000,000,000)	(9,779,473)	30-Jun-2014	30-Jul-2014	29-Jul-2033
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR	0000013127	JPY	(1,000,000,000)	(9,736,624)	07-Jul-2014	05-Aug-2014	05-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR01	0000013151	JPY	(100,000,000)	(973,662)	18-Jul-2014	05-Aug-2014	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR01	0000013129	JPY	(300,000,000)	(2,932,695)	09-Jul-2014	07-Aug-2014	07-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR02	0000013130	JPY	(1,300,000,000)	(12,708,344)	09-Jul-2014	07-Aug-2014	07-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR09	0000013174	JPY	(200,000,000)	(1,951,696)	29-Jul-2014	13-Aug-2014	13-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR01	0000013150	JPY	(400,000,000)	(3,899,966)	17-Jul-2014	15-Aug-2014	15-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR43	0000013152	JPY	(500,000,000)	(4,879,715)	21-Jul-2014	18-Aug-2014	17-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0835JPYSTR02	0000013181	JPY	(500,000,000)	(4,879,715)	04-Aug-2014	18-Aug-2014	17-Aug-2035
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR06	0000013155	JPY	(2,000,000,000)	(19,480,836)	22-Jul-2014	19-Aug-2014	19-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR28	0000013184	JPY	(200,000,000)	(1,948,084)	05-Aug-2014	19-Aug-2014	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR16	0000013158	JPY	(500,000,000)	(4,837,695)	23-Jul-2014	20-Aug-2014	20-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR08	0000013185	JPY	(400,000,000)	(3,870,156)	06-Aug-2014	20-Aug-2014	20-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR14	0000013186	JPY	(150,000,000)	(1,451,309)	06-Aug-2014	20-Aug-2014	20-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR26	0000013160	JPY	(2,000,000,000)	(19,266,895)	24-Jul-2014	21-Aug-2014	21-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR39	0000013193	JPY	(100,000,000)	(962,603)	11-Aug-2014	26-Aug-2014	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR03	0000013156	JPY	(2,000,000,000)	(19,242,796)	22-Jul-2014	27-Aug-2014	27-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR04	0000013172	JPY	(1,000,000,000)	(9,621,398)	29-Jul-2014	27-Aug-2014	27-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR16	0000013197	JPY	(1,000,000,000)	(9,621,398)	12-Aug-2014	27-Aug-2014	27-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR18	0000013173	JPY	(500,000,000)	(4,825,556)	29-Jul-2014	28-Aug-2014	27-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR30	0000013176	JPY	(300,000,000)	(2,895,334)	30-Jul-2014	28-Aug-2014	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR41	0000013202	JPY	(100,000,000)	(965,111)	13-Aug-2014	28-Aug-2014	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013190	JPY	(155,000,000)	(1,491,030)	08-Aug-2014	29-Aug-2014	20-Apr-2027

Page 6/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0833JPYSTR05	0000013206	JPY	(2,300,000,000)	(22,124,958)	14-Aug-2014	29-Aug-2014	29-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR02	0000013183	JPY	(100,000,000)	(952,699)	05-Aug-2014	04-Sep-2014	04-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR06	0000013217	JPY	(100,000,000)	(950,525)	20-Aug-2014	05-Sep-2014	05-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0319JPYSTR02	0000013221	JPY	(13,471,000,000)	(128,045,245)	22-Aug-2014	05-Sep-2014	05-Mar-2019
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR19	0000013188	JPY	(1,400,000,000)	(13,308,617)	07-Aug-2014	08-Sep-2014	08-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR03	0000013220	JPY	(400,000,000)	(3,802,462)	21-Aug-2014	08-Sep-2014	08-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR09	0000013191	JPY	(1,300,000,000)	(12,197,410)	11-Aug-2014	10-Sep-2014	10-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR39	0000013225	JPY	(150,000,000)	(1,407,394)	26-Aug-2014	10-Sep-2014	10-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR05	0000013196	JPY	(1,100,000,000)	(10,268,378)	12-Aug-2014	11-Sep-2014	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR03	0000013229	JPY	(100,000,000)	(933,489)	27-Aug-2014	11-Sep-2014	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR01	0000013199	JPY	(1,000,000,000)	(9,334,018)	13-Aug-2014	16-Sep-2014	16-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR12	0000013204	JPY	(3,400,000,000)	(31,735,661)	14-Aug-2014	16-Sep-2014	15-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR18	0000013205	JPY	(2,000,000,000)	(18,668,036)	14-Aug-2014	16-Sep-2014	16-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR19	0000013234	JPY	(500,000,000)	(4,667,009)	29-Aug-2014	16-Sep-2014	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR11	0000013207	JPY	(3,000,000,000)	(27,955,085)	15-Aug-2014	17-Sep-2014	17-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR37	0000013237	JPY	(100,000,000)	(931,836)	02-Sep-2014	17-Sep-2014	17-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR06	0000013238	JPY	(100,000,000)	(931,836)	02-Sep-2014	17-Sep-2014	17-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR10	0000013239	JPY	(200,000,000)	(1,863,672)	02-Sep-2014	17-Sep-2014	17-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR31	0000013210	JPY	(2,300,000,000)	(21,164,021)	18-Aug-2014	18-Sep-2014	18-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR32	0000013211	JPY	(3,000,000,000)	(27,605,245)	18-Aug-2014	18-Sep-2014	18-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR23	0000013243	JPY	(400,000,000)	(3,680,699)	03-Sep-2014	18-Sep-2014	18-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR13	0000013248	JPY	(100,000,000)	(917,936)	04-Sep-2014	19-Sep-2014	18-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR07	0000013201	JPY	(1,000,000,000)	(9,171,367)	13-Aug-2014	22-Sep-2014	19-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR33	0000013215	JPY	(2,300,000,000)	(21,094,144)	20-Aug-2014	22-Sep-2014	20-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR35	0000013250	JPY	(2,000,000,000)	(18,342,734)	05-Sep-2014	22-Sep-2014	22-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0936JPYSTR01	0000013222	JPY	(1,000,000,000)	(9,154,575)	22-Aug-2014	25-Sep-2014	25-Sep-2036
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR13	0000013223	JPY	(500,000,000)	(4,577,287)	22-Aug-2014	25-Sep-2014	24-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR08	0000013224	JPY	(3,000,000,000)	(27,463,725)	22-Aug-2014	25-Sep-2014	12-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR31	0000013256	JPY	(1,000,000,000)	(9,154,575)	09-Sep-2014	25-Sep-2014	25-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR11	0000013257	JPY	(500,000,000)	(4,577,287)	09-Sep-2014	25-Sep-2014	24-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR32	0000013267	JPY	(100,000,000)	(916,926)	10-Sep-2014	26-Sep-2014	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0935JPYSTR06	0000013230	JPY	(600,000,000)	(5,481,705)	27-Aug-2014	29-Sep-2014	27-Sep-2035
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR14	0000013231	JPY	(100,000,000)	(913,617)	27-Aug-2014	29-Sep-2014	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR26	0000013232	JPY	(100,000,000)	(913,617)	27-Aug-2014	29-Sep-2014	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0317JPYSTR04	0000013270	JPY	(500,000,000)	(4,568,087)	11-Sep-2014	29-Sep-2014	27-Mar-2017

Sub-total early Retirements - Japanese Yen			(89,820,000,000)	(856,753,807)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/1222MXN00.50	0000013142	MXN	(430,000,000)	(32,591,807)	17-Jul-2014	31-Jul-2014	13-Dec-2022

Sub-total early Retirements - Mexican Peso			(430,000,000)	(32,591,807)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0715USDSTR03	0000013107	USD	(30,000,000)	(30,000,000)	25-Jun-2014	15-Jul-2014	15-Jul-2015
BOND/BUY USD/IBRD/GDIF/0716USDSTR01	0000013117	USD	(100,000,000)	(100,000,000)	30-Jun-2014	22-Jul-2014	22-Jul-2016
BOND/BUY USD/IBRD/GDIF/1018USDSTR	0000013118	USD	(1,000,000,000)	(1,000,000,000)	30-Jun-2014	22-Jul-2014	22-Oct-2018
BOND/BUY USD/IBRD/GDIF/0717USDSTR	0000013122	USD	(50,000,000)	(50,000,000)	02-Jul-2014	28-Jul-2014	26-Jul-2017
BOND/BUY USD/IBRD/GDIF/0519USDSTR03	0000013154	USD	(500,000,000)	(500,000,000)	22-Jul-2014	11-Aug-2014	09-May-2019

Page 7/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Medium Long Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/0916USDSTR10	0000013189	USD	(100,000,000)	(100,000,000)	18-Aug-2014	08-Sep-2014	06-Sep-2016
BOND/BUY USD/IBRD/GDIF/0734USDSTR01	0000013087	USD	(326,091,875)	(326,091,875)	13-Jun-2014	14-Jul-2014	12-Jul-2034
BOND/BUY USD/IBRD/GDIF/0734USDSTR02	0000013088	USD	(326,091,875)	(326,091,875)	13-Jun-2014	14-Jul-2014	12-Jul-2034

Sub-total early Retirements - United States Dollar			(2,432,183,749)	(2,432,183,749)

Total Early Retirements				(3,424,228,892)

Page 8/8

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
China Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/1214CNY02.40	0000013236	CNY	300,000,000	48,794,372	2-Sep-2014	10-Sep-2014	10-Dec-2014
BOND/SELL CNY/IBRD/GDIF/0915CNY02.40	0000013271	CNY	1,250,000,000	203,915,171	11-Sep-2014	18-Sep-2014	18-Sep-2015
BOND/SELL CNY/IBRD/GDIF/1214CNY02.70	0000013276	CNY	500,000,000	81,406,708	15-Sep-2014	22-Sep-2014	22-Dec-2014
BOND/SELL CNY/IBRD/GDIF/0915CNY02.40	0000013305	CNY	350,000,000	57,123,272	26-Sep-2014	9-Oct-2014	18-Sep-2015

Sub-total New Borrowings - Chinese Yuan Renminbi			2,400,000,000	391,239,524

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0815NZD03.75	0000013214	NZD	175,000,000	146,886,250	20-Aug-2014	27-Aug-2014	27-Aug-2015

Sub-total New Borrowings - New Zealand Dollar			175,000,000	146,886,250

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296136	USD	50,000,000	50,000,000	07-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010296138	USD	50,000,000	50,000,000	07-Jul-2014	09-Jul-2014	08-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296159	USD	50,000,000	50,000,000	08-Jul-2014	09-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296160	USD	20,000,000	20,000,000	08-Jul-2014	09-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296178	USD	31,000,000	31,000,000	08-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010296179	USD	7,150,000	7,150,000	08-Jul-2014	09-Jul-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010296180	USD	50,000,000	50,000,000	08-Jul-2014	09-Jul-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS007OCT14	0010296214	USD	20,000,000	20,000,000	09-Jul-2014	09-Jul-2014	07-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010296223	USD	5,000,000	5,000,000	09-Jul-2014	09-Jul-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296262	USD	35,000,000	35,000,000	09-Jul-2014	09-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296224	USD	50,000,000	50,000,000	09-Jul-2014	10-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296485	USD	200,000,000	200,000,000	10-Jul-2014	11-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010296498	USD	50,000,000	50,000,000	10-Jul-2014	11-Jul-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010296518	USD	25,000,000	25,000,000	11-Jul-2014	11-Jul-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010296531	USD	80,000,000	80,000,000	11-Jul-2014	11-Jul-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010296603	USD	25,000,000	25,000,000	14-Jul-2014	14-Jul-2014	15-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010296602	USD	100,000,000	100,000,000	14-Jul-2014	15-Jul-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010296674	USD	25,000,000	25,000,000	15-Jul-2014	15-Jul-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010296679	USD	25,000,000	25,000,000	15-Jul-2014	15-Jul-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296678	USD	30,000,000	30,000,000	15-Jul-2014	16-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296686	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296687	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296690	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296722	USD	5,000,000	5,000,000	16-Jul-2014	16-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010296735	USD	5,000,000	5,000,000	16-Jul-2014	17-Jul-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296736	USD	5,000,000	5,000,000	16-Jul-2014	17-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296798	USD	25,000,000	25,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296799	USD	25,000,000	25,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296800	USD	183,000,000	183,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010296707	USD	20,000,000	20,000,000	16-Jul-2014	18-Jul-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010296802	USD	100,000,000	100,000,000	17-Jul-2014	18-Jul-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010296839	USD	25,000,000	25,000,000	18-Jul-2014	18-Jul-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010296840	USD	50,000,000	50,000,000	18-Jul-2014	18-Jul-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010296851	USD	150,000,000	150,000,000	18-Jul-2014	18-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010296848	USD	750,000	750,000	18-Jul-2014	21-Jul-2014	06-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS004AUG14	0010296862	USD	27,000,000	27,000,000	18-Jul-2014	21-Jul-2014	04-Aug-2014

Page 1/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010296871	USD	250,000,000	250,000,000	21-Jul-2014	21-Jul-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010296872	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010296873	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296874	USD	10,000,000	10,000,000	21-Jul-2014	21-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296875	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296876	USD	69,200,000	69,200,000	21-Jul-2014	21-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009OCT14	0010296879	USD	55,000,000	55,000,000	21-Jul-2014	21-Jul-2014	09-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296896	USD	86,000,000	86,000,000	21-Jul-2014	21-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010296911	USD	150,000,000	150,000,000	21-Jul-2014	21-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010296915	USD	25,000,000	25,000,000	22-Jul-2014	22-Jul-2014	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010296916	USD	25,000,000	25,000,000	22-Jul-2014	22-Jul-2014	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010296919	USD	10,000,000	10,000,000	22-Jul-2014	22-Jul-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296940	USD	125,000,000	125,000,000	22-Jul-2014	22-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010296944	USD	100,000,000	100,000,000	22-Jul-2014	22-Jul-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010296945	USD	100,000,000	100,000,000	22-Jul-2014	22-Jul-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010296946	USD	150,000,000	150,000,000	22-Jul-2014	22-Jul-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296992	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016SEP14	0010296993	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	16-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296994	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296995	USD	150,000,000	150,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010296996	USD	15,000,000	15,000,000	23-Jul-2014	24-Jul-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010297004	USD	3,420,000	3,420,000	23-Jul-2014	24-Jul-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297008	USD	25,000,000	25,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297011	USD	25,000,000	25,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297016	USD	150,000,000	150,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010297014	USD	3,630,000	3,630,000	24-Jul-2014	25-Jul-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS020NOV14	0010297015	USD	13,900,000	13,900,000	24-Jul-2014	25-Jul-2014	20-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010297029	USD	5,000,000	5,000,000	24-Jul-2014	25-Jul-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010297030	USD	15,000,000	15,000,000	24-Jul-2014	25-Jul-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297039	USD	25,000,000	25,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297041	USD	25,000,000	25,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297042	USD	50,000,000	50,000,000	25-Jul-2014	25-Jul-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010297043	USD	25,000,000	25,000,000	25-Jul-2014	25-Jul-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297044	USD	150,000,000	150,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297052	USD	25,000,000	25,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297053	USD	25,000,000	25,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297073	USD	20,735,000	20,735,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297082	USD	50,000,000	50,000,000	28-Jul-2014	28-Jul-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297084	USD	138,000,000	138,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010297083	USD	100,000,000	100,000,000	28-Jul-2014	29-Jul-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297089	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS019SEP14	0010297097	USD	183,200,000	183,200,000	29-Jul-2014	29-Jul-2014	19-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297113	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297115	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297150	USD	150,000,000	150,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297256	USD	25,000,000	25,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297262	USD	100,000,000	100,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297265	USD	25,000,000	25,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016SEP14	0010297271	USD	5,000,000	5,000,000	30-Jul-2014	30-Jul-2014	16-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010297314	USD	25,000,000	25,000,000	31-Jul-2014	31-Jul-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010297323	USD	16,200,000	16,200,000	31-Jul-2014	31-Jul-2014	21-Oct-2014

Page 2/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010297324	USD	200,000	200,000	31-Jul-2014	31-Jul-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010297336	USD	100,000,000	100,000,000	31-Jul-2014	31-Jul-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010297634	USD	150,000,000	150,000,000	01-Aug-2014	01-Aug-2014	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT14	0010297635	USD	150,000,000	150,000,000	01-Aug-2014	01-Aug-2014	22-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010297649	USD	3,000,000	3,000,000	01-Aug-2014	04-Aug-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010297726	USD	15,000,000	15,000,000	05-Aug-2014	05-Aug-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS010NOV14	0010297836	USD	15,000,000	15,000,000	06-Aug-2014	07-Aug-2014	10-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS007NOV14	0010297880	USD	40,000,000	40,000,000	07-Aug-2014	11-Aug-2014	07-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010298133	USD	5,000,000	5,000,000	08-Aug-2014	11-Aug-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010298156	USD	15,000,000	15,000,000	11-Aug-2014	12-Aug-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298177	USD	16,200,000	16,200,000	12-Aug-2014	12-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS013NOV14	0010298293	USD	47,000,000	47,000,000	13-Aug-2014	14-Aug-2014	13-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298332	USD	6,000,000	6,000,000	14-Aug-2014	14-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS018NOV14	0010298443	USD	17,000,000	17,000,000	15-Aug-2014	18-Aug-2014	18-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS019NOV14	0010298558	USD	15,000,000	15,000,000	20-Aug-2014	21-Aug-2014	19-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010298567	USD	50,000,000	50,000,000	21-Aug-2014	21-Aug-2014	12-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010298571	USD	50,000,000	50,000,000	21-Aug-2014	21-Aug-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT14	0010298586	USD	50,000,000	50,000,000	21-Aug-2014	21-Aug-2014	21-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298565	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS009DEC14	0010298566	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	09-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010298568	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298570	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS021NOV14	0010298573	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	21-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS009DEC14	0010298574	USD	50,000,000	50,000,000	21-Aug-2014	22-Aug-2014	09-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS26AUG14	0010298625	USD	10,000,000	10,000,000	25-Aug-2014	25-Aug-2014	26-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010298630	USD	25,000,000	25,000,000	25-Aug-2014	25-Aug-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010298637	USD	4,530,000	4,530,000	25-Aug-2014	26-Aug-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015OCT14	0010298638	USD	50,000,000	50,000,000	26-Aug-2014	26-Aug-2014	15-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS016OCT14	0010298639	USD	50,000,000	50,000,000	26-Aug-2014	26-Aug-2014	16-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010298640	USD	10,000,000	10,000,000	26-Aug-2014	26-Aug-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS17NOV14	0010298642	USD	50,000,000	50,000,000	26-Aug-2014	27-Aug-2014	17-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010298643	USD	150,000	150,000	26-Aug-2014	27-Aug-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010298644	USD	11,430,000	11,430,000	26-Aug-2014	27-Aug-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010298701	USD	14,000,000	14,000,000	27-Aug-2014	27-Aug-2014	10-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS28AUG14	0010298707	USD	10,000,000	10,000,000	27-Aug-2014	27-Aug-2014	28-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS28AUG14	0010298708	USD	10,000,000	10,000,000	27-Aug-2014	27-Aug-2014	28-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010298698	USD	380,000	380,000	27-Aug-2014	28-Aug-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010298772	USD	10,000,000	10,000,000	28-Aug-2014	28-Aug-2014	29-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010298781	USD	10,000,000	10,000,000	28-Aug-2014	29-Aug-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298947	USD	25,000,000	25,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298953	USD	25,000,000	25,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298954	USD	50,000,000	50,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS3SEP14	0010299269	USD	25,000,000	25,000,000	02-Sep-2014	02-Sep-2014	03-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS3SEP14	0010299270	USD	25,000,000	25,000,000	02-Sep-2014	02-Sep-2014	03-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010299276	USD	50,000,000	50,000,000	02-Sep-2014	02-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS4SEP14	0010299320	USD	25,000,000	25,000,000	03-Sep-2014	03-Sep-2014	04-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010299332	USD	12,500,000	12,500,000	03-Sep-2014	03-Sep-2014	03-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010299336	USD	50,000,000	50,000,000	03-Sep-2014	03-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS4SEP14	0010299366	USD	25,000,000	25,000,000	03-Sep-2014	03-Sep-2014	04-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010299325	USD	4,330,000	4,330,000	03-Sep-2014	04-Sep-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010299427	USD	25,000,000	25,000,000	04-Sep-2014	04-Sep-2014	05-Sep-2014

Page 3/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010299433	USD	25,000,000	25,000,000	04-Sep-2014	04-Sep-2014	05-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010299540	USD	25,000,000	25,000,000	05-Sep-2014	05-Sep-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010299541	USD	25,000,000	25,000,000	05-Sep-2014	05-Sep-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010299542	USD	50,000,000	50,000,000	05-Sep-2014	05-Sep-2014	02-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS13JAN15	0010299546	USD	15,000,000	15,000,000	05-Sep-2014	05-Sep-2014	13-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010299574	USD	25,000,000	25,000,000	08-Sep-2014	08-Sep-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010299575	USD	25,000,000	25,000,000	08-Sep-2014	08-Sep-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010299584	USD	50,000,000	50,000,000	08-Sep-2014	08-Sep-2014	04-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS18DEC14	0010299628	USD	70,000,000	70,000,000	08-Sep-2014	09-Sep-2014	18-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS10SEP14	0010299783	USD	25,000,000	25,000,000	09-Sep-2014	09-Sep-2014	10-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS10SEP14	0010299784	USD	25,000,000	25,000,000	09-Sep-2014	09-Sep-2014	10-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010299831	USD	25,000,000	25,000,000	10-Sep-2014	10-Sep-2014	11-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010299834	USD	25,000,000	25,000,000	10-Sep-2014	10-Sep-2014	11-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014OCT14	0010299839	USD	50,000,000	50,000,000	10-Sep-2014	11-Sep-2014	14-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010299900	USD	25,000,000	25,000,000	11-Sep-2014	11-Sep-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010299906	USD	25,000,000	25,000,000	11-Sep-2014	11-Sep-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300033	USD	200,000,000	200,000,000	12-Sep-2014	12-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010300035	USD	25,000,000	25,000,000	12-Sep-2014	12-Sep-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010300046	USD	25,000,000	25,000,000	12-Sep-2014	12-Sep-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300047	USD	30,000,000	30,000,000	12-Sep-2014	15-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010300074	USD	10,000,000	10,000,000	12-Sep-2014	15-Sep-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010300075	USD	6,290,000	6,290,000	12-Sep-2014	15-Sep-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP14	0010300188	USD	35,000,000	35,000,000	16-Sep-2014	16-Sep-2014	17-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS022SEP14	0010300435	USD	50,000,000	50,000,000	19-Sep-2014	19-Sep-2014	22-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010300473	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010300475	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300486	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300487	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010300488	USD	5,000,000	5,000,000	23-Sep-2014	23-Sep-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV14	0010300476	USD	50,000,000	50,000,000	23-Sep-2014	24-Sep-2014	12-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS19DEC14	0010300496	USD	15,000,000	15,000,000	23-Sep-2014	24-Sep-2014	19-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010300508	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	25-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010300511	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	25-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300515	USD	75,000,000	75,000,000	24-Sep-2014	24-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300516	USD	75,000,000	75,000,000	24-Sep-2014	24-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300517	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300518	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS018NOV14	0010300520	USD	50,000,000	50,000,000	24-Sep-2014	24-Sep-2014	18-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010300510	USD	5,864,000	5,864,000	24-Sep-2014	25-Sep-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010300513	USD	5,786,000	5,786,000	24-Sep-2014	25-Sep-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS014NOV14	0010300519	USD	25,000,000	25,000,000	24-Sep-2014	25-Sep-2014	14-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010300534	USD	5,150,000	5,150,000	24-Sep-2014	25-Sep-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26SEP14	0010300547	USD	25,000,000	25,000,000	25-Sep-2014	25-Sep-2014	26-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300548	USD	25,000,000	25,000,000	25-Sep-2014	25-Sep-2014	03-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010300549	USD	50,000,000	50,000,000	25-Sep-2014	25-Sep-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS26SEP14	0010300556	USD	25,000,000	25,000,000	25-Sep-2014	25-Sep-2014	26-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS25NOV14	0010300514	USD	200,000,000	200,000,000	24-Sep-2014	26-Sep-2014	25-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS29SEP14	0010300626	USD	25,000,000	25,000,000	26-Sep-2014	26-Sep-2014	29-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS29SEP14	0010300633	USD	25,000,000	25,000,000	26-Sep-2014	26-Sep-2014	29-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS2OCT14	0010300650	USD	50,000,000	50,000,000	26-Sep-2014	26-Sep-2014	02-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS003OCT14	0010300651	USD	50,000,000	50,000,000	26-Sep-2014	26-Sep-2014	03-Oct-2014

Page 4/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28OCT14	0010300652	USD	100,000,000	100,000,000	26-Sep-2014	26-Sep-2014	28-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS15DEC14	0010300672	USD	50,000,000	50,000,000	26-Sep-2014	26-Sep-2014	15-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS24NOV14	0010300674	USD	5,000,000	5,000,000	26-Sep-2014	29-Sep-2014	24-Nov-2014
DIN/SELL USD/IBRD/DIN IBRDUS30SEP14	0010300676	USD	25,000,000	25,000,000	29-Sep-2014	29-Sep-2014	30-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS30SEP14	0010300678	USD	25,000,000	25,000,000	29-Sep-2014	29-Sep-2014	30-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300773	USD	25,000,000	25,000,000	30-Sep-2014	30-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010300774	USD	25,000,000	25,000,000	30-Sep-2014	30-Sep-2014	01-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS2DEC14	0010300776	USD	200,000,000	200,000,000	30-Sep-2014	30-Sep-2014	02-Dec-2014

Sub-total New Borrowings - United States Dollar			8,557,995,000	8,557,995,000

Total New Borrowings				9,096,120,774

Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010284693	USD	40,000,000	40,000,000	03-Dec-2013	05-Dec-2013	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010284737	USD	300,000,000	300,000,000	05-Dec-2013	09-Dec-2013	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010285141	USD	15,000,000	15,000,000	12-Dec-2013	13-Dec-2013	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286058	USD	27,200,000	27,200,000	03-Jan-2014	06-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286084	USD	89,900,000	89,900,000	06-Jan-2014	07-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010286123	USD	5,000,000	5,000,000	07-Jan-2014	07-Jan-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286053	USD	136,000,000	136,000,000	03-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286054	USD	37,000,000	37,000,000	03-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286125	USD	98,000,000	98,000,000	07-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286131	USD	20,000,000	20,000,000	07-Jan-2014	08-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286163	USD	15,000,000	15,000,000	07-Jan-2014	08-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286826	USD	1,100,000	1,100,000	15-Jan-2014	15-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286844	USD	115,500,000	115,500,000	15-Jan-2014	15-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286866	USD	100,000,000	100,000,000	15-Jan-2014	15-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286867	USD	100,000,000	100,000,000	15-Jan-2014	15-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286977	USD	68,900,000	68,900,000	16-Jan-2014	16-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010286983	USD	75,000,000	75,000,000	16-Jan-2014	16-Jan-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010286979	USD	116,000,000	116,000,000	16-Jan-2014	17-Jan-2014	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JUL14	0010286980	USD	234,000,000	234,000,000	16-Jan-2014	17-Jan-2014	10-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010287145	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010287157	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010287162	USD	50,000,000	50,000,000	23-Jan-2014	23-Jan-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010287163	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010287325	USD	100,000,000	100,000,000	28-Jan-2014	28-Jan-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010287862	USD	50,000,000	50,000,000	03-Feb-2014	04-Feb-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287918	USD	80,000,000	80,000,000	05-Feb-2014	05-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010287934	USD	50,000,000	50,000,000	06-Feb-2014	07-Feb-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010287948	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010287949	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	29-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287995	USD	41,000,000	41,000,000	07-Feb-2014	07-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287998	USD	50,000,000	50,000,000	07-Feb-2014	07-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010288055	USD	60,000,000	60,000,000	10-Feb-2014	10-Feb-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010288507	USD	70,000,000	70,000,000	14-Feb-2014	14-Feb-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010289279	USD	400,000	400,000	05-Mar-2014	06-Mar-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010289448	USD	5,021,000	5,021,000	07-Mar-2014	10-Mar-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010289461	USD	15,000,000	15,000,000	07-Mar-2014	10-Mar-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010290519	USD	700,000	700,000	31-Mar-2014	01-Apr-2014	21-Jul-2014

Page 5/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010290526	USD	5,000,000	5,000,000	31-Mar-2014	01-Apr-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010290527	USD	5,000,000	5,000,000	31-Mar-2014	01-Apr-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010290517	USD	500,000,000	500,000,000	31-Mar-2014	02-Apr-2014	25-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010290857	USD	50,000,000	50,000,000	01-Apr-2014	02-Apr-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010290952	USD	10,400,000	10,400,000	03-Apr-2014	04-Apr-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010291018	USD	100,000,000	100,000,000	04-Apr-2014	04-Apr-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JUL14	0010291189	USD	45,000,000	45,000,000	07-Apr-2014	08-Apr-2014	08-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010291317	USD	175,000,000	175,000,000	09-Apr-2014	11-Apr-2014	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010291610	USD	7,000,000	7,000,000	15-Apr-2014	15-Apr-2014	11-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291687	USD	5,000,000	5,000,000	16-Apr-2014	17-Apr-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS020AUG14	0010291718	USD	50,000,000	50,000,000	21-Apr-2014	22-Apr-2014	20-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS021AUG14	0010291719	USD	50,000,000	50,000,000	21-Apr-2014	22-Apr-2014	21-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS021AUG14	0010291722	USD	50,000,000	50,000,000	22-Apr-2014	23-Apr-2014	21-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS020AUG14	0010291723	USD	50,000,000	50,000,000	22-Apr-2014	23-Apr-2014	20-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010291724	USD	20,000,000	20,000,000	22-Apr-2014	23-Apr-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010291731	USD	20,000,000	20,000,000	22-Apr-2014	23-Apr-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010291732	USD	35,000,000	35,000,000	22-Apr-2014	23-Apr-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010291772	USD	50,000,000	50,000,000	23-Apr-2014	23-Apr-2014	15-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010291760	USD	100,000,000	100,000,000	23-Apr-2014	24-Apr-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010291766	USD	100,000,000	100,000,000	23-Apr-2014	24-Apr-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291769	USD	85,000,000	85,000,000	23-Apr-2014	24-Apr-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010291821	USD	100,000,000	100,000,000	24-Apr-2014	25-Apr-2014	11-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291835	USD	30,000,000	30,000,000	24-Apr-2014	25-Apr-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291863	USD	50,000,000	50,000,000	25-Apr-2014	28-Apr-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291898	USD	50,000,000	50,000,000	28-Apr-2014	28-Apr-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010291908	USD	15,000,000	15,000,000	29-Apr-2014	29-Apr-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291921	USD	50,000,000	50,000,000	29-Apr-2014	29-Apr-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010292292	USD	50,000,000	50,000,000	02-May-2014	02-May-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010292306	USD	100,000,000	100,000,000	05-May-2014	05-May-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010292307	USD	5,000,000	5,000,000	05-May-2014	05-May-2014	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292309	USD	50,000,000	50,000,000	05-May-2014	06-May-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010292340	USD	50,000,000	50,000,000	05-May-2014	06-May-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010292394	USD	25,000,000	25,000,000	06-May-2014	06-May-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010292432	USD	30,000,000	30,000,000	06-May-2014	06-May-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292510	USD	50,000,000	50,000,000	07-May-2014	07-May-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292707	USD	50,000,000	50,000,000	08-May-2014	08-May-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS012AUG14	0010292758	USD	15,000,000	15,000,000	08-May-2014	09-May-2014	12-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010292790	USD	50,000,000	50,000,000	09-May-2014	09-May-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010292825	USD	50,000,000	50,000,000	09-May-2014	09-May-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JUL14	0010292834	USD	85,000,000	85,000,000	09-May-2014	09-May-2014	08-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010292857	USD	50,000,000	50,000,000	12-May-2014	12-May-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010292889	USD	10,000,000	10,000,000	12-May-2014	13-May-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010292890	USD	20,000,000	20,000,000	12-May-2014	13-May-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010292893	USD	6,000,000	6,000,000	12-May-2014	13-May-2014	05-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010292917	USD	10,000,000	10,000,000	13-May-2014	13-May-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010292982	USD	50,000,000	50,000,000	14-May-2014	14-May-2014	13-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010293042	USD	50,000,000	50,000,000	14-May-2014	15-May-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010293043	USD	20,000,000	20,000,000	14-May-2014	15-May-2014	13-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010293160	USD	50,000,000	50,000,000	15-May-2014	15-May-2014	14-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS015AUG14	0010293210	USD	5,923,000	5,923,000	15-May-2014	15-May-2014	15-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010293044	USD	10,000,000	10,000,000	14-May-2014	16-May-2014	13-Aug-2014

Page 6/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010293291	USD	50,000,000	50,000,000	16-May-2014	16-May-2014	14-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010293290	USD	200,000,000	200,000,000	16-May-2014	19-May-2014	15-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS006AUG14	0010293333	USD	5,000,000	5,000,000	19-May-2014	19-May-2014	06-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010293853	USD	5,010,000	5,010,000	27-May-2014	28-May-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010294426	USD	10,000,000	10,000,000	03-Jun-2014	03-Jun-2014	29-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010294459	USD	25,000,000	25,000,000	04-Jun-2014	04-Jun-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010294460	USD	15,000,000	15,000,000	04-Jun-2014	04-Jun-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010294645	USD	200,000,000	200,000,000	06-Jun-2014	09-Jun-2014	11-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294791	USD	175,000,000	175,000,000	09-Jun-2014	10-Jun-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010294824	USD	40,000,000	40,000,000	09-Jun-2014	10-Jun-2014	11-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS004AUG14	0010294858	USD	25,000,000	25,000,000	09-Jun-2014	10-Jun-2014	04-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294928	USD	50,000,000	50,000,000	10-Jun-2014	11-Jun-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294929	USD	100,000,000	100,000,000	10-Jun-2014	11-Jun-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010294931	USD	20,000,000	20,000,000	10-Jun-2014	11-Jun-2014	05-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010294992	USD	100,000,000	100,000,000	11-Jun-2014	12-Jun-2014	05-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010295040	USD	10,000,000	10,000,000	12-Jun-2014	13-Jun-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010295188	USD	10,000,000	10,000,000	16-Jun-2014	16-Jun-2014	05-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010295196	USD	100,000,000	100,000,000	16-Jun-2014	16-Jun-2014	05-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018SEP14	0010295198	USD	100,000,000	100,000,000	16-Jun-2014	18-Jun-2014	18-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS018SEP14	0010295223	USD	30,000,000	30,000,000	16-Jun-2014	18-Jun-2014	18-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010295362	USD	25,000,000	25,000,000	19-Jun-2014	19-Jun-2014	11-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS008AUG14	0010295364	USD	50,000,000	50,000,000	19-Jun-2014	19-Jun-2014	08-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010295366	USD	75,000,000	75,000,000	19-Jun-2014	19-Jun-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010295367	USD	25,000,000	25,000,000	19-Jun-2014	19-Jun-2014	11-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010295368	USD	50,000,000	50,000,000	19-Jun-2014	19-Jun-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS019SEP14	0010295365	USD	25,000,000	25,000,000	19-Jun-2014	20-Jun-2014	19-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS012AUG14	0010295369	USD	50,000,000	50,000,000	19-Jun-2014	20-Jun-2014	12-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS022SEP14	0010295359	USD	200,000,000	200,000,000	19-Jun-2014	23-Jun-2014	22-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010295438	USD	100,000,000	100,000,000	20-Jun-2014	23-Jun-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010295442	USD	5,000,000	5,000,000	20-Jun-2014	23-Jun-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010295550	USD	25,000,000	25,000,000	24-Jun-2014	26-Jun-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010295551	USD	25,000,000	25,000,000	24-Jun-2014	26-Jun-2014	14-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010295605	USD	50,000,000	50,000,000	25-Jun-2014	27-Jun-2014	18-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296262	USD	35,000,000	35,000,000	09-Jul-2014	09-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296485	USD	200,000,000	200,000,000	10-Jul-2014	11-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010296518	USD	25,000,000	25,000,000	11-Jul-2014	11-Jul-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010296531	USD	80,000,000	80,000,000	11-Jul-2014	11-Jul-2014	14-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010296603	USD	25,000,000	25,000,000	14-Jul-2014	14-Jul-2014	15-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010296674	USD	25,000,000	25,000,000	15-Jul-2014	15-Jul-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010296679	USD	25,000,000	25,000,000	15-Jul-2014	15-Jul-2014	16-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296678	USD	30,000,000	30,000,000	15-Jul-2014	16-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296686	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296687	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010296690	USD	25,000,000	25,000,000	16-Jul-2014	16-Jul-2014	17-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296722	USD	5,000,000	5,000,000	16-Jul-2014	16-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010296735	USD	5,000,000	5,000,000	16-Jul-2014	17-Jul-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296736	USD	5,000,000	5,000,000	16-Jul-2014	17-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296798	USD	25,000,000	25,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296799	USD	25,000,000	25,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010296800	USD	183,000,000	183,000,000	17-Jul-2014	17-Jul-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010296839	USD	25,000,000	25,000,000	18-Jul-2014	18-Jul-2014	21-Jul-2014

Page 7/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010296840	USD	50,000,000	50,000,000	18-Jul-2014	18-Jul-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS004AUG14	0010296862	USD	27,000,000	27,000,000	18-Jul-2014	21-Jul-2014	04-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010296871	USD	250,000,000	250,000,000	21-Jul-2014	21-Jul-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010296872	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010296873	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	22-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296874	USD	10,000,000	10,000,000	21-Jul-2014	21-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010296875	USD	25,000,000	25,000,000	21-Jul-2014	21-Jul-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296896	USD	86,000,000	86,000,000	21-Jul-2014	21-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010296915	USD	25,000,000	25,000,000	22-Jul-2014	22-Jul-2014	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010296916	USD	25,000,000	25,000,000	22-Jul-2014	22-Jul-2014	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010296940	USD	125,000,000	125,000,000	22-Jul-2014	22-Jul-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296992	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016SEP14	0010296993	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	16-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296994	USD	25,000,000	25,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010296995	USD	150,000,000	150,000,000	23-Jul-2014	23-Jul-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297008	USD	25,000,000	25,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297011	USD	25,000,000	25,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010297016	USD	150,000,000	150,000,000	24-Jul-2014	24-Jul-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297039	USD	25,000,000	25,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297041	USD	25,000,000	25,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010297044	USD	150,000,000	150,000,000	25-Jul-2014	25-Jul-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297052	USD	25,000,000	25,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297053	USD	25,000,000	25,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297073	USD	20,735,000	20,735,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010297084	USD	138,000,000	138,000,000	28-Jul-2014	28-Jul-2014	29-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297089	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS019SEP14	0010297097	USD	183,200,000	183,200,000	29-Jul-2014	29-Jul-2014	19-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297113	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297115	USD	25,000,000	25,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010297150	USD	150,000,000	150,000,000	29-Jul-2014	29-Jul-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297256	USD	25,000,000	25,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297262	USD	100,000,000	100,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010297265	USD	25,000,000	25,000,000	30-Jul-2014	30-Jul-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016SEP14	0010297271	USD	5,000,000	5,000,000	30-Jul-2014	30-Jul-2014	16-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010297314	USD	25,000,000	25,000,000	31-Jul-2014	31-Jul-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010297324	USD	200,000	200,000	31-Jul-2014	31-Jul-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010297336	USD	100,000,000	100,000,000	31-Jul-2014	31-Jul-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS26AUG14	0010298625	USD	10,000,000	10,000,000	25-Aug-2014	25-Aug-2014	26-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010298640	USD	10,000,000	10,000,000	26-Aug-2014	26-Aug-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS28AUG14	0010298707	USD	10,000,000	10,000,000	27-Aug-2014	27-Aug-2014	28-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS28AUG14	0010298708	USD	10,000,000	10,000,000	27-Aug-2014	27-Aug-2014	28-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010298772	USD	10,000,000	10,000,000	28-Aug-2014	28-Aug-2014	29-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298947	USD	25,000,000	25,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298953	USD	25,000,000	25,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010298954	USD	50,000,000	50,000,000	29-Aug-2014	29-Aug-2014	02-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS3SEP14	0010299269	USD	25,000,000	25,000,000	02-Sep-2014	02-Sep-2014	03-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS3SEP14	0010299270	USD	25,000,000	25,000,000	02-Sep-2014	02-Sep-2014	03-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS4SEP14	0010299320	USD	25,000,000	25,000,000	03-Sep-2014	03-Sep-2014	04-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS4SEP14	0010299366	USD	25,000,000	25,000,000	03-Sep-2014	03-Sep-2014	04-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010299427	USD	25,000,000	25,000,000	04-Sep-2014	04-Sep-2014	05-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010299433	USD	25,000,000	25,000,000	04-Sep-2014	04-Sep-2014	05-Sep-2014

Page 8/9

International Bank for Reconstruction and Development
SEC Report - Changes in Borrowings Short Term July 01, 2014 through September 30, 2014

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010299540	USD	25,000,000	25,000,000	05-Sep-2014	05-Sep-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS008SEP14	0010299541	USD	25,000,000	25,000,000	05-Sep-2014	05-Sep-2014	08-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010299574	USD	25,000,000	25,000,000	08-Sep-2014	08-Sep-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010299575	USD	25,000,000	25,000,000	08-Sep-2014	08-Sep-2014	09-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS10SEP14	0010299783	USD	25,000,000	25,000,000	09-Sep-2014	09-Sep-2014	10-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS10SEP14	0010299784	USD	25,000,000	25,000,000	09-Sep-2014	09-Sep-2014	10-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010299831	USD	25,000,000	25,000,000	10-Sep-2014	10-Sep-2014	11-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010299834	USD	25,000,000	25,000,000	10-Sep-2014	10-Sep-2014	11-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010299900	USD	25,000,000	25,000,000	11-Sep-2014	11-Sep-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010299906	USD	25,000,000	25,000,000	11-Sep-2014	11-Sep-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010300035	USD	25,000,000	25,000,000	12-Sep-2014	12-Sep-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010300046	USD	25,000,000	25,000,000	12-Sep-2014	12-Sep-2014	15-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS17SEP14	0010300188	USD	35,000,000	35,000,000	16-Sep-2014	16-Sep-2014	17-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS022SEP14	0010300435	USD	50,000,000	50,000,000	19-Sep-2014	19-Sep-2014	22-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010300473	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS024SEP14	0010300475	USD	25,000,000	25,000,000	23-Sep-2014	23-Sep-2014	24-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010300508	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	25-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010300511	USD	25,000,000	25,000,000	24-Sep-2014	24-Sep-2014	25-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS26SEP14	0010300547	USD	25,000,000	25,000,000	25-Sep-2014	25-Sep-2014	26-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS26SEP14	0010300556	USD	25,000,000	25,000,000	25-Sep-2014	25-Sep-2014	26-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS29SEP14	0010300626	USD	25,000,000	25,000,000	26-Sep-2014	26-Sep-2014	29-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS29SEP14	0010300633	USD	25,000,000	25,000,000	26-Sep-2014	26-Sep-2014	29-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS30SEP14	0010300676	USD	25,000,000	25,000,000	29-Sep-2014	29-Sep-2014	30-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS30SEP14	0010300678	USD	25,000,000	25,000,000	29-Sep-2014	29-Sep-2014	30-Sep-2014

Sub-total Matured Borrowings - United States Dollar			11,063,989,000	11,063,989,000

Total Matured Borrowings				11,063,989,000

Page 9/9